                                                    Registration Nos. 333-
                                                                           -----
                                                                       811-02441

   As filed with the Securities and Exchange Commission on September 29, 2003

                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  Pre-Effective Amendment No.  [ ]       [ ]

                  Post-Effective Amendment No. [ ]       [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                  Amendment No.                [95]      [X]

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT D
                           (Exact Name of Registrant)

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              2727-A Allen Parkway
                            Houston, Texas 77019-2191
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (713) 831-8470
               (Depositor's Telephone Number, including Area Code)

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                              Houston, Texas 77019
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that the filing will become effective (check appropriate box)

     [ ]  immediately upon filing pursuant to paragraph (b) of Rule 485
     [ ]  on (date) pursuant to paragraph (b) of Rule 485
     [ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [ ]  on (date) pursuant to paragraph (a)(1) of Rule 485
     [ ] 75 days after filing pursuant to paragraph (a)(2) on (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

     [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
     Units of interest in American General Life Insurance Company
     Separate Account D under variable annuity contracts

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                PLATINUM INVESTOR (SM) IMMEDIATE VARIABLE ANNUITY
               Single Premium Immediate Variable Annuity Contract
                                    issued by
                     American General Life Insurance Company
                         through its Separate Account D

This prospectus describes information you should know before you purchase a Platinum Investor Immediate Variable Annuity (the "Platinum Investor IVA"). On
page    you will find definitions of certain capitalized terms used in this
     --
prospectus. Please read this prospectus carefully and keep it for future reference.

The Platinum Investor IVA is a single premium immediate variable annuity contract (the "Contract" or "Contracts") between you and American General Life Insurance Company ("AGL") where you agree to make one Premium Payment to AGL and AGL agrees to make a stream of Income (annuity) Payments at a later date. The Contract is a single premium, immediate, variable annuity offered to individuals. It is:

     . Single premium, because only one Premium Payment is permitted ($25,000 minimum).

     . Immediate, because we start making Income Payments within 12 months from the Contract Date.

     . Variable, because the value of your Contract will fluctuate with the performance of the variable investment options.

     . An annuity contact, which is a contract between you and a life insurance company, where the life insurance company provides you with a future stream of income payments.

The AGL declared fixed interest account (the "Fixed Account") is the fixed investment option for the Contract. AGL's Separate Account D (the "Separate Account") provides access to investment in the Contract's variable investment options. Currently, the Contract's variable investment options each purchase shares of a corresponding Fund of:

     .    AIM Variable Insurance Funds ("AIM V.I.")
     .    The Alger American Fund ("Alger American")
     .    American Century Variable Portfolios, Inc. ("American Century VP")
     .    American Century Variable Portfolios II, Inc. ("American Century VP
             II")
     .    Credit Suisse Trust ("Credit Suisse")
     .    Dreyfus Investment Portfolios ("Dreyfus IP")
     .    Dreyfus Variable Investment Fund ("Dreyfus VIF")
     .    Fidelity Variable Insurance Products Fund ("Fidelity VIP")
     .    Franklin Templeton Variable Insurance Products Trust ("Franklin
             Templeton")
     .    Janus Aspen Series ("Janus Aspen")
     .    J.P. Morgan Series Trust II ("JPMorgan")
     .    MFS(R)Variable Insurance Trust(SM) ("MFS(R)")
     .    Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")
     .    Oppenheimer Variable Account Funds ("Oppenheimer")
     .    PIMCO Variable Insurance Trust ("PIMCO VIT")
     .    Putnam Variable Trust ("Putnam VT")
     .    SunAmerica Series Trust ("SunAmerica")
     .    The Universal Institutional Funds, Inc. ("UIF")
     .    Valic Company I ("VALIC Co. I")
     .    Vanguard Variable Insurance Fund ("Vanguard VIF")
     .    Van Kampen Life Investment Trust ("Van Kampen LIT")

See "Variable Investment Options" on page 9, 12 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should be sure you also read the prospectuses of the Funds underlying variable investment option you may be interested in. You can request free copies of any or all of the Fund prospectuses from your AGL representative or from us at either our Home Office or Administrative Center listed below.

To learn more about the Contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated __________, 2003. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on page 53 of this prospectus. For a free copy of the SAI, call or write us at

---------------------------------------------------------------------------------------------------------------
                ADMINISTRATIVE CENTER:                         HOME OFFICE:              PREMIUM PAYMENTS:
---------------------------------------------------------------------------------------------------------------
(Express Delivery)          (U.S. Mail)                 American General Life       (Express Delivery)
American General Life       American General Life       Insurance Company           American General Life
Insurance Company           Insurance Company           2727-A Allen Parkway        Insurance Company
SPIA Operations 2-D1        SPIA Operations 2-D1        Houston, Texas 77019-2191   c/o Southwest Bank of Texas
2727-A Allen Parkway        P. O. Box 3018              1-888-438-6933              Attn: Lockbox 4532
Houston, Texas 77019-2116   Houston, Texas 77210-3018                               1801 Main Street
1-888-438-6933                                                                      Houston, Texas 77002
Fax: 1-713-620-3139                                                                 (U.S. Mail)
(Except premium payments)                                                           American General Life
                                                                                    Insurance Company
                                                                                    c/o Southwest Bank of Texas
                                                                                    Attn: Lockbox 4532
                                                                                    Houston, Texas 77210
---------------------------------------------------------------------------------------------------------------

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense. The Contracts are not available in all states.

The Contracts are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable annuity is subject to investment risks, including possible loss of principal invested.

This Prospectus must be accompanied by the current prospectuses of the Funds listed on page 1.

                     This Prospectus is dated _______, 2003.

                        TABLE OF CONTENTS {to be updated}

DEFINITIONS..................................................................  5

SUMMARY OF THE CONTRACT......................................................  8
   Purpose of the Platinum Investor IVA Contract.............................  8
   Types of Contracts........................................................  8
   Purchase of the Contract..................................................  8
   The Investment Options....................................................  9
   Expenses..................................................................  9
   Right to Cancel the Contract.............................................. 10
   Withdrawals............................................................... 10
   Income Payments........................................................... 10

FEE TABLES................................................................... 11

CONDENSED FINANCIAL INFORMATION.............................................. 12

INVESTMENT OPTIONS........................................................... 12
   Variable Investment Options............................................... 12
   Voting Privileges......................................................... 15
   Fixed Account............................................................. 15

PARTIES INVOLVED IN THE CONTRACT............................................. 16
   Contract Owner............................................................ 16

THE CONTRACT AND HOW IT WORKS................................................ 18
   General Description....................................................... 18
   Purchasing a Contract..................................................... 19
   Allocation of Premium Payment............................................. 19
   Right to Cancel........................................................... 20
   Key Contract Dates........................................................ 21
   Income Payments........................................................... 21
   Access to your Money...................................................... 21

TRANSFERS.................................................................... 21
   Transfers Among Investment Options........................................ 21
   Effective Date of Transfers Among Variable Investment Options............. 23
   Market Timing............................................................. 24

EXPENSES..................................................................... 24
   Mortality and Expense Risk Charge......................................... 24
   Administrative Charge..................................................... 24
   Contract Fee.............................................................. 25
   Sales Charge.............................................................. 25
   Withdrawal Charge......................................................... 25
   Premium Taxes............................................................. 25
   Fund Expenses............................................................. 25

INCOME PAYMENTS.............................................................. 26
   Generally................................................................. 26
   Income Start Date......................................................... 26
   Frequency and Amount of Income Payments................................... 26
   Semi-Annual Benefit Leveling.............................................. 27
   Payout Options............................................................ 28
   Annuity Income Units...................................................... 30
   Determination of the Initial Variable Income Payment...................... 30
   Additional Items that may Impact Income Payments.......................... 31
   Determination of Subsequent Variable Income Payments...................... 31
   Assumed Investment Return................................................. 31
       ...................................................................... 32

ACCESS TO YOUR MONEY......................................................... 33
   Generally................................................................. 33
   Deferment of Payments..................................................... 36

DEATH BENEFIT................................................................ 36
   Succession of Contract Ownership.......................................... 36
   Notification of Death..................................................... 36
   Death of the Contract Owner and/or Annuitant.............................. 37
   Designation of Beneficiary................................................ 38

PERFORMANCE.................................................................. 38

TAXES........................................................................ 39
   Introduction.............................................................. 39
   Annuity Contracts in General.............................................. 40
   Distributions In General.................................................. 40
   Withdrawals Where Income Start Date Is After Age 59 1/2-
      No 10% Tax Penalty Applies............................................. 41
   Tax Treatment of Distributions -- Non-Qualified Contracts................. 42
   Non-Qualified Contracts Owned by Non-Natural Persons...................... 44
   Section 1035 Exchanges.................................................... 44
   Diversification and Investor Control...................................... 44
   Withholding............................................................... 44

OTHER INFORMATION............................................................ 45
   American General Life Insurance Company................................... 45
   Distribution of the Contract.............................................. 45
   Legal Proceedings......................................................... 46

FINANCIAL STATEMENTS......................................................... 46

APPENDIX A................................................................... 47

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION................. 53

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Administrative Office - Our administrative office is located at 2727-A Allen Parkway P. O. Box 3018, Houston, Texas 77253-3018, telephone: 1-888-438-6933.

Annuitant - The person whose life determines the duration of Income Payments involving life contingencies. The Annuitant is usually the Contract Owner, but in some circumstances the Contract Owner may not be the Annuitant. In addition, certain Payout Options under the Contract permit a Joint Annuitant. In the event there is a Joint Annuitant then the main Annuitant is considered to be the "Primary Annuitant." Certain Qualified Contracts require the Annuitant and the Contract Owner to be the same person.

Annuity Starting Date - The latter of the Contract Date and the first day of the first Modal Time Period.

Annuity Income Unit - An accounting unit of measure used to calculate Income Payments after the Income Start Date.

Annuity Income Unit Value - The value of one Annuity Income Unit.

Assumed Investment Return - The Assumed Investment Return (or "AIR") is a factor used in calculating the initial and subsequent variable Income Payments.

Beneficiary - The person (or entity) selected by the Contract Owner to become the new Contract Owner in the event that the Contract Owner and the Annuitant(s) die.

Company - American General Life Insurance Company, 2727-A Allen Parkway, Houston, Texas 77019-2116.

Commutation Value - The value of future Income Payments that are converted (commuted) into a lump sum. The commutation value may be available for partial withdrawal and/or full withdrawal under certain Payout Options and may be available to beneficiaries when an annuitant dies before all term certain payments have been made.

Contract Anniversary - An anniversary of the date we issued your Contract.

Contract Date - The date your Contract is issued and becomes effective.

Contract Owner - The person (or persons) who controls all the rights and benefits under the Contract. Unless otherwise noted, all references to "you" or "your", in this prospectus, refer to the Contract Owner.

Contract Year - Each 12 month period beginning on the Contract Date.

Death Benefit - The amount payable, if any, after the Contract Owner and Annuitant dies.

Division - Separate and distinct divisions of the Separate Account to which underlying shares of a Fund are allocated. The performance of the selected division(s) is used to determine the value of variable Income Payments. However, this Premium Payment may come from multiple sources. All references to "net Premium Payment" mean your Premium Payment minus taxes and one-time charges.

Fixed Investment Option or Fixed Account - The portion of the Premium Payment allocated to AGL's general account to provide for fixed Income Payments.

Income Payments - The series of periodic Income (annuity) Payments selected by the Contract Owner.

Income Start Date - The date on which Income Payments begin. You choose this date when you purchase the Contract. It cannot be later than 12 months after the Contract Date.

Modal Time Period - The period of time (mode) ending on the date that an Income Payment is made. For example, if you select monthly Income Payments, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made.

Non-Qualified Contract - An annuity purchased with dollars already subjected to taxation.

Payout Option - The method in which you choose the Payee to receive the stream of Income Payment(s).

Premium Payment - Money sent to us to purchase your Contract. Because the Contract is a single Premium Payment Contract, you are permitted to make only one Premium Payment to us. However, the Premium Payment may come to us from multiple sources. All references, in this prospectus, to "net Premium Payment" mean your Premium Payment minus taxes and one-time charges.

Premium Tax - A tax charged by a state or municipality on Premium Payments.

Qualified Contract - An annuity purchased with premium dollars protected from current taxation by some type of employer retirement plan, such as a 403(b), or 401(k), or by an IRA.

Right to Cancel Period - Time period immediately following the Contract Date, when you may return your Contract to the Company. Your Contract or materials related to your Contract may use the terms "Right to Examine Period" or "Free Look Period" to describe the Right to Cancel Period.

Semi-Annual Benefit Leveling - The adjustment to variable Income Payments to make Income Payments made during the following six months equal in amount.

Valuation Date or Valuation Day - Each day that the New York Stock Exchange ("NYSE") is open for trading.

Valuation Period - The period between the close of business (which is the close of the NYSE) on any Valuation Date and the close of business for the next succeeding Valuation Date.

--------------------------------------------------------------------------------
                             SUMMARY OF THE CONTRACT
--------------------------------------------------------------------------------

This summary provides a brief overview of the significant features of the Contract. You can find additional information later in this prospectus, in the SAI, and in the Contract itself. This prospectus applies principally to the variable investment options and related aspects of the Contract. The fixed investment option is discussed under the heading "Fixed Account."

     ---------------------------------------------------------------------------
     Throughout this prospectus, you will find text boxes, such as this one, that contain (i) information about the Contract's fees and expenses, and
     (ii) additional explanations, examples and/or risks of certain features and concepts associated with the Contract.
     ---------------------------------------------------------------------------

All page number references refer to pages in this prospectus unless otherwise stated.

Purpose of the Platinum Investor IVA Contract

The Contract described in this prospectus provides Income Payments to the Payee, based on:

     .    the life of the Annuitant(s);

     .    the life of the Annuitant(s) with a certain period of years; or

     .    for a certain period of years.

(In this prospectus, "a certain period of years" may be referred to as "a guaranteed number of years" and/or "guaranteed period.") You may select from a number of Payout Options. You may choose Income Payments that are fixed, variable, or a combination of fixed and variable. You may choose Income Payments on a monthly, quarterly, semi-annual, or annual basis.

Types of Contracts

There are two types of Contracts. You may purchase a Non-qualified Contract with money from any source. Or, you may purchase a Qualified Contract with contributions rolled-over from a qualified plan such as a 401(a) or 401(k) plan, a 403(b) plan, a governmental 457(b) plan, or an IRA.

Purchase of the Contract

The minimum amount to purchase a Contract is $25,000. You cannot add to your Contract at a later date (it is a single Premium Payment contract.). We reserve the right to accept a Premium Payment below that amount or reject a Premium Payment in excess of limits we establish from time to time. Prior AGL approval is required for any Premium Payment exceeding $1,000,000. In general, we will not issue a Contract with Annuitant(s) over age 90, but reserve the right to increase or decrease that age.

The Investment Options

Variable Investment Options. When you purchase the Contract, you may allocate your Premium Payment to our Separate Account to provide for variable Income Payments. Our Separate Account is divided into divisions, ___ of which are offered under the Contract. Each of the ___ divisions constitutes a variable investment option, and invests exclusively in shares of a specific Fund. See page 9, 12 of this prospectus for a detailed list of the variable investment options and their corresponding Funds.

The investment performance of each division is linked to the investment performance of its corresponding underlying Fund. Assets in each of the divisions belong to AGL, but are accounted for separately from AGL's other assets and can be used only to satisfy its obligations under the Contracts.

     ---------------------------------------------------------------------------
     Allocating part or all of your Premium Payment to a division means you have elected, at least in part, variable Income Payments. The amount of your variable Income Payments will increase or decrease depending on the investment performance of the division(s) you selected. You bear the investment risk for amounts allocated to a division.
     ---------------------------------------------------------------------------

Fixed Account. You can also allocate all or part of your premium to the Fixed Account and elect fixed Income Payments. With the Fixed Account, you will receive fixed Income Payments that will not fluctuate from the scheduled amount set forth in your Contract.

No transfers or withdrawals may be made out of the Fixed Account.

Expenses

AGL deducts the following charges in connection with the Contract. For additional information, see "EXPENSES" on page 24.

Mortality and Expense Risk Charge. We deduct a daily charge from the assets of each variable investment option for mortality and expense risks.

Administrative Charge. We deduct a daily administrative charge from the assets of each variable investment option.

Premium Tax Charge. Certain states assess a premium tax charge for Premium Payments made under the Contract. If applicable, the premium tax will be deducted from your single Premium Payment upon its receipt by the Company. See "Premium Taxes" further on in this prospectus for more information.

Sales Charge. We deduct a one time sales charge from your Premium Payment.

Withdrawal Charge. During the first eight Contract Years, we deduct a withdrawal charge for each full or partial withdrawal under the Contract.

Contract Fee. We deduct a one time charge from your Premium Payment.

Fund Expenses. The management fees and other expenses of the Funds are paid by the Funds and are reflected in the net asset values of the Funds' shares.

Right to Cancel the Contract

You may cancel your Contract within ten days after receiving it (or longer if your state requires). We will refund your Premium Payment, adjusted as required by your Contract. See "Right to Cancel" on page 20.

Withdrawals

Depending on the Payout Option you have chosen, you may be permitted to make partial withdrawals or a full withdrawal of monies from the variable investment options portion of your Contract. All partial and full withdrawals are subject to a 1% (of the amount withdrawn) withdrawal charge during the first eight Contract Years. However, please keep in mind that the Contract is designed to meet long-term financial goals. The Contract is not suitable as a short-term investment.

Income Payments

Income Payments begin on the Income Start Date. Income Payments will be based on the Payout Option chosen at the time of application. You can receive fixed or variable Income Payments or a combination of the two. Fixed Income Payments will give you a level stream of income that will not change from Income Payment to Income Payment. Variable Income Payments will change from Income Payment to Income Payment depending on the performance of the variable investment option(s) that you have chosen. With a combination fixed and variable Income Payments, a portion of your Income Payments will remain level, and a portion will fluctuate.

You can receive payments for life, for life with a guaranteed period, for a guaranteed period only. You can also receive payments on a monthly, quarterly, semi-annual, or annual basis.

See Income Payments on page 26 for more detailed information. You may also wish to contact your tax or other financial adviser in determining the types of Income Payments that are right for you.

--------------------------------------------------------------------------------
                                   FEE TABLES
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and withdrawing money from the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, withdraw money from the Contract, or transfer amounts between investment options. State premium taxes may also be charged.

--------------------------------------------------------------------------------
                       Maximum Owner Transaction Expenses
--------------------------------------------------------------------------------
            Charge                                  Maximum Amount
--------------------------------------------------------------------------------
Sales Load Imposed on Purchases (as a
   percentage of Premium Payment)       4.0%
--------------------------------------------------------------------------------
Withdrawal Charge*                      1.0%
--------------------------------------------------------------------------------
Contract Fee (one time)                 $100
--------------------------------------------------------------------------------
Transfer Fee                            $25 (There is no charge for the
                                        first 12 transfers each contract year;
                                        thereafter, we reserve the right to
                                        charge a fee of $25 per transfer.)
--------------------------------------------------------------------------------

__________
     * A Withdrawal Charge will only be assessed if a partial or total withdrawal (other than an Income Payment) is taken as permitted under certain Payout Options. The Withdrawal Charge applies for the first 8 Contract years only. Payout Options permitting withdrawals are:

     . Option 2 - Life With A Guaranteed Number of Years (partial withdrawals only, with at least 5 guaranteed years remaining after the withdrawal has been made);

     . Option 4 - Joint and Survivor With A Guaranteed Number of Years (partial withdrawals only, with at least 5 guaranteed years remaining after the withdrawal has been made); and

     .    Option 5 - A Guaranteed Number of Years (full withdrawal only).

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including fund fees and expenses.

--------------------------------------------------------------------------------
    Separate Account Annual Expenses (as a percentage of average the value of the Contract)
--------------------------------------------------------------------------------
                     Charge                   Current Amount     Maximum Amount
--------------------------------------------------------------------------------
Mortality and Expense Risk Charge                  0.40%              1.10%
--------------------------------------------------------------------------------
Administrative Charge                              0.15%              0.15%
--------------------------------------------------------------------------------
   Total Separate Account Annual Expenses          0.55%              1.25%
--------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that the Fund will charge periodically during the time that you own the Contract. The table shows the maximum and minimum Total Annual

Fund Operating Expenses for the fiscal year ended December 31, 2002. Current and future expenses for the Funds may be higher or lower than those shown.

--------------------------------------------------------------------------------
Annual Fund Fees and Expenses (expenses that are deducted from the Fund assets)
--------------------------------------------------------------------------------
                          Charge                           Maximum       Minimum
--------------------------------------------------------------------------------
Total Annual Fund Operating Expenses (expenses that
are deducted from fund assets include management
fees, distribution (12b-1) fees, and other expenses)            %             %
                                                            ----          ----
--------------------------------------------------------------------------------

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses accompanying this Contract prospectus.

--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

There were no historical unit values as of the date of this prospectus.

--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------

Variable Investment Options

Separate Account D. AGL established Separate Account D on November 19, 1973. The Separate Account has ___ divisions, ___ of which are available under the Contracts offered by this Prospectus. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

Each division of the Separate Account is part of AGL's general business, and the assets of the Separate Account belong to AGL. Under Texas law and the terms of the Contracts, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that AGL may conduct. These assets will be held exclusively to meet AGL's obligations under this Contract and other variable annuity contracts issued through the Separate Account. Furthermore, AGL credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of AGL.

Divisions. We divided the Separate Account into divisions, each of which invests in shares of a corresponding underlying Fund. You may invest your Premium Payment in divisions investing in the Funds listed in the following table. The name of each underlying Fund describes its type (for example, money market fund, growth fund, equity fund, etc.), except for the underlying Funds with an "*" next to their name. For these underlying Funds, whose name does not describe their type, we provide that information immediately following the table.


--------------------------------------------------------------------------------------------------------------------
                Underlying Funds                               Investment Adviser (sub-adviser, if applicable)
--------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Class I                   A I M Advisors, Inc.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                Underlying Funds                                  Investment Adviser (sub-adviser, if applicable)
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund - Class I                         A I M Advisors, Inc.
--------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares        Fred Alger Management, Inc.
--------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio - Class O Shares*    Fred Alger Management, Inc.
--------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund                                 American Century Investment Management, Inc.
--------------------------------------------------------------------------------------------------------------------
American Century VP II Inflation Protection Fund               American Century Investment Management, Inc.
--------------------------------------------------------------------------------------------------------------------
Credit Suisse Small Cap Growth Portfolio                       Credit Suisse Asset Management, LLC
--------------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio - Initial shares             The Dreyfus Corporation
--------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial shares            The Dreyfus Corporation
--------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Developing Leaders Portfolio - Initial shares*     The Dreyfus Corporation
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager(SM) Portfolio - Service Class 2*    Fidelity Management & Research Company
                                                               (FMR Co., Inc.),
                                                               (Fidelity Management & Research (U.K.) Inc.),
                                                               (Fidelity Management & Research (Far East) Inc.),
                                                               (Fidelity Investments Money Management, Inc.), and
                                                               (Fidelity Investments Japan Limited)
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio - Service Class 2*        Fidelity Management & Research Company
                                                               (FMR Co., Inc.),
                                                               (Fidelity Management & Research (U.K.) Inc.),
                                                               (Fidelity Management & Research (Far East) Inc.), and
                                                               (Fidelity Investments Japan Limited)
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio - Service Class 2         Fidelity Management & Research Company
                                                               (FMR Co., Inc.)
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio - Service Class 2                Fidelity Management & Research Company
                                                               (FMR Co., Inc.)
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service Class 2               Fidelity Management & Research Company
                                                               (FMR Co., Inc.),
                                                               (Fidelity Management & Research (U.K.) Inc.),
                                                               (Fidelity Management & Research (Far East) Inc.), and
                                                               (Fidelity Investments Japan Limited)
--------------------------------------------------------------------------------------------------------------------
Franklin Templeton U.S. Government Fund - Class 2              Franklin Advisers, Inc.
--------------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares Securities Fund - Class 2*    Franklin Mutual Advisers, LLC
--------------------------------------------------------------------------------------------------------------------
Franklin Templeton Foreign Securities Fund - Class 2           Templeton Investment Counsel, LLC
--------------------------------------------------------------------------------------------------------------------
Franklin Templeton Small Cap Value Securities Fund - Class 2   Franklin Advisory Services, LLC
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Mid Cap Growth Portfolio - Service Shares          Janus Capital
--------------------------------------------------------------------------------------------------------------------
Janus Aspen International Growth Portfolio - Service Shares    Janus Capital
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio - Service Shares        Janus Capital
--------------------------------------------------------------------------------------------------------------------
JPMorgan Mid Cap Value Portfolio                               J.P. Morgan Investment Management Inc.
--------------------------------------------------------------------------------------------------------------------
JPMorgan Small Company Portfolio                               J.P. Morgan Investment Management Inc.
--------------------------------------------------------------------------------------------------------------------
MFS(R) Capital Opportunities Series                            Massachusetts Financial Services Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) Emerging Growth Series                                  Massachusetts Financial Services Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery Series*                                   Massachusetts Financial Services Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) Research Series                                         Massachusetts Financial Services Company
--------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio                  Neuberger Berman Management Inc.
--------------------------------------------------------------------------------------------------------------------
Oppenheimer Multiple Strategies Fund/VA*                       OppenheimerFunds, Inc.
--------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                          OppenheimerFunds, Inc.
--------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio - Administrative Class         Pacific Investment Management Company, LLC
--------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative Class          Pacific Investment Management Company, LLC
--------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio - Administrative Class        Pacific Investment Management Company, LLC
--------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund - Class IB                   Putnam Investment Management, LLC
--------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB                    Putnam Investment Management, LLC
--------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB      Putnam Investment Management, LLC
--------------------------------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio - Class A               AIG SunAmerica Asset Management Corp.
--------------------------------------------------------------------------------------------------------------------
SunAmerica Balanced Portfolio - Class A                        AIG SunAmerica Asset Management Corp.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                Underlying Funds                                  Investment Adviser (sub-adviser, if applicable)
--------------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I                          Morgan Stanley Investment Management Inc. (d/b/a Van
                                                               Kampen)
--------------------------------------------------------------------------------------------------------------------
UIF High Yield Portfolio - Class I                             Morgan Stanley Investment Management
                                                               Inc. (d/b/a Van Kampen)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I International Equities Fund                        VALIC (AIG Global Investment Corp.)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I Mid Cap Index Fund                                 VALIC (AIG Global Investment Corp.)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I Money Market I Fund                                VALIC (AIG SunAmerica Asset Management Corp.)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I Nasdaq-100(R) Index Fund                           VALIC (AIG Global Investment Corp.)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I Science & Technology Fund                          VALIC (T. Rowe Price Associates, Inc.)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I Small Cap Index Fund                               VALIC (AIG Global Investment Corp.)
--------------------------------------------------------------------------------------------------------------------
VALIC Co. I Stock Index                                        VALIC (AIG Global Investment Corp.)
--------------------------------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond Portfolio                         Wellington Management Company, LLP
--------------------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index Portfolio                              The Vanguard Group
--------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Growth and Income Portfolio - Class I           Van Kampen Asset Management Inc.
--------------------------------------------------------------------------------------------------------------------

     * The Fund type for Alger American Leveraged AllCap Portfolio - Class O Shares is equity growth.
          The Fund type for Dreyfus VIF Developing Leaders Portfolio - Initial shares is small cap.
          The Fund type for Fidelity VIP Asset Manager(SM) Portfolio - Service Class 2 is high return.
          The Fund type for Fidelity VIP Contrafund(R) Portfolio - Service Class 2 is capital appreciation.
          The Fund type for Franklin Templeton Mutual Shares Securities Fund - Class 2 is capital appreciation.
          The Fund type for MFS New Discovery Series is small cap growth.
          The Fund type for Oppenheimer Multiple Strategies Fund/VA is total return.

You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their Prospectuses, which accompany this Prospectus. You should carefully read the Funds' Prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Contract Owners' inquiries about the Funds. Currently, these payments range from 0.00% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. These payments do not result in any additional charges under the Contracts that are not described under "Expenses" on page 2.

We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees paid directly by PIMCO VIT for services we perform.

We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Contracts. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Voting Privileges. We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Contract at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your amount invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Contract Owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

Any portion of your Premium Payment you allocate to the Fixed Account goes into our general account. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our Separate Account assets, assets in the general account are subject to claims of contract owners like you, as well as claims made by our other creditors. The availability of the Fixed Account option may be restricted in some states. The offering of interests under the Contract relating to the Fixed Account is not registered under the 1933 Act, and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

To the extent that you allocate premium or transfer amounts into the Fixed Account, we guarantee that the amount of the Income Payments you receive will be unaffected by investment performance.

No transfers to a variable investment option may be made from the Fixed Account under the Contract.

--------------------------------------------------------------------------------
                        PARTIES INVOLVED IN THE CONTRACT
--------------------------------------------------------------------------------

Several parties may play a role in the Contract. These include the Contract Owner, the Annuitant (and the Joint Annuitant, where applicable), the Beneficiary and the Payee.

Contract Owner

Unless otherwise provided, the Contract Owner has all rights under the Contract. Purchasers who name someone other than themselves as the Contract Owner will have no rights under the Contract.

At the time of application, the Contract Owner designates/elects:

     .    an Annuitant, and if applicable, a Joint Annuitant;

     . the frequency of Income Payments, Payout Option, Assumed Investment Return, and Income Start Date;

     .    a beneficiary, and if applicable, a contingent beneficiary;

     .    a payee, if applicable, a contingent payee;

     . the portion of the single Premium Payment used to purchase fixed Income Payments and/or variable Income Payments;

     .    the allocation among investment options; and

     . any optional Contract features such as Semi-Annual Benefit Leveling and/or Automatic Rebalancing.

Ownership Rights Between the Contract Date and the Income Start Date. Between the date of issue and the Income Start Date, the Contract Owner has the right to:

     .    cancel the contract during the free look period;

     .    change the beneficiary and/or the contingent beneficiary;

     .    change allocations among investment options;

     . elect to take a partial or full withdrawal, depending on the Payout Option selected and subject to any restrictions described in this prospectus;

     . elect or revoke a prior election of Semi-Annual Benefit Leveling (see "Semi-Annual Benefit Leveling").

Ownership Rights Between the Income Start Date and Prior to the Annuitant's Death. After the Income Start Date and prior to the Annuitant's death, the Contract Owner has the right to:

     . for Non-qualified Contracts, change the Contract Owner and/or Joint Contract Owner

     .    for Non-qualified Contracts, change the Payee;

     .    change the beneficiary and/or the contingent beneficiary;

     .    change allocations among investment options;

     . elect to take a partial or full withdrawal, depending on the Payout Option selected and subject to any restrictions described in this prospectus;

     .    elect or discontinue Semi-Annual Benefit Leveling; and

     .    elect or discontinue Automatic Rebalancing.

Changes. All changes, except those to Semi-Annual Benefit Leveling, will take effect as of the time such changes are recorded by AGL, whether or not the Contract Owner or Annuitant is living at the time of the recording. AGL will not be liable for any payments made or actions taken by AGL before recording the change.

AGL may require that all changes be submitted in writing or in another form AGL deems acceptable. AGL may require that signatures be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guarantee. AGL may also require that signatures be properly notarized under state law.

     ---------------------------------------------------------------------------

     Any changes in the Contract Owner, Joint Contract Owner or Payee could have tax consequences. The Contract Owner should consult a tax advisor before any changes are requested. AGL is not responsible for the tax consequences of any ownership or payee changes.

     ---------------------------------------------------------------------------

Joint Ownership. Joint Contract Owners each own an undivided interest in the Contract. A joint Contract Owner may only be named in Non-Qualified Contracts.

Annuitant and Joint Annuitant

The Annuitant's (and Joint Annuitant's, if applicable) life expectancy is used to determine the amount and duration of any Income Payments made under Payout Options involving life contingencies. The Annuitant (and joint Annuitant, if applicable) must be age 90 or younger at the time of Contract issuance, unless AGL approves a request for an Annuitant or joint Annuitant of greater age. Once designated, the Annuitant and joint Annuitant, if applicable, cannot be changed. Joint Annuitants can be named only if permitted under the elected Income Option.

For Contracts issued as IRAs, the Contract Owner and Annuitant must be the same person and that this individual's entire interest in the Contract is nonforfeitable.

Payee

The Payee is the person or party that the Contract Owner designates to receive Income Payments. In most circumstances, the Payee will be the Contract Owner and/or the Annuitant. The Contract Owner may name more than one Payee under the Contract. Multiple Payees will share Income Payments equally, unless the Contract Owner designates otherwise. If no Payee is designated on the application, then the Annuitant will be the Payee. If a Payee dies while receiving Income Payments, the Company will make any required Income Payments to the Contract Owner, or the Beneficiary, if no Contract Owner is living.

In no event will any Payee, who is not also the Contract Owner, have any ownership rights under the Contract.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who may receive benefits under the Contract if the Contract Owner, who is also the Annuitant (and the Joint Annuitant, if applicable) dies after the Annuity Start Date. The Contract Owner can name more than one beneficiary. The beneficiaries will share the benefits equally, unless otherwise specified.

If no beneficiary survives the Annuitant (and the Joint Annuitant, if applicable) the beneficiary's rights will vest in the contingent beneficiary. Contingent beneficiaries will share the benefits equally, unless otherwise specified.

If no beneficiary or contingent beneficiary survives the Annuitant (and the Joint Annuitant, if applicable), all beneficiary rights will vest with the Contract Owner or the last surviving Contract Owner's estate.

--------------------------------------------------------------------------------
                          THE CONTRACT AND HOW IT WORKS
--------------------------------------------------------------------------------

General Description

An annuity is a contract between you, as the owner, and a life insurance company. In return for your one time Premium Payment, the Platinum Investor IVA Contract provides a stream of income in the form of Income Payments beginning on the Income Start Date you select. The Income Start Date must be within 12 months of the Contract Date. You may purchase the Contract using after-tax dollars (a Non-qualified Contract), or you may purchase the Contract by rolling over assets from an individual retirement annuity or account, or from a qualified plan (a Qualified Contract).

The Contract is called a variable annuity because you have the ability to allocate your money among variable investment options. Each variable investment option constitutes a division of our Separate Account, investing in shares of a corresponding Fund. Depending on market conditions, the various Funds may increase or decrease in value. If you allocate money to the divisions, the amount of the variable Income Payments will depend on the investment performance of the corresponding underlying Funds, along with certain other factors. See "Income Payments" on page 26.

The Contract also has a fixed investment option, the Fixed Account that is part of our general account. Each Income Payment from the Fixed Account of your Contract will be for the same amount and will not vary with investment performance.

     ---------------------------------------------------------------------------

                     A Few Things to Keep in Mind Regarding
                         Who Should Purchase A Contract

          . Under the Contract, you will have access to your investment only through Income Payments, or certain limited withdrawal provisions.

          . The Contract should only be purchased by individuals who will not need full access to their Premium Payment on an immediate basis.

     ---------------------------------------------------------------------------

Purchasing a Contract

You may purchase a Contract by completing and submitting an application along with a Premium Payment. You may also transfer assets from an existing investment or insurance product. The minimum Premium Payment is $25,000. No additional Premium Payments are permitted (although monies may be paid into the Contract from multiple sources). Prior approval is required for, and certain restrictions may apply to, any Premium Payment that would exceed $1,000,000. For example, we reserve the right to allocate any Premium Payment exceeding $1,000,000 to the Money Market Portfolio for 15 days after we receive it. (In some states this period may be longer). See "Right to Return" below.

     ---------------------------------------------------------------------------

     The method you use to purchase a Contract may have certain tax consequences. You should consult a tax adviser to determine the best strategy for your individual situation.

     ---------------------------------------------------------------------------

You must be of legal age (age of majority) in the state where the Contract is being purchased or a guardian must act on your behalf.

Allocation of Premium Payment

When we receive your properly completed application, we will apply the full amount of your net Premium Payment (Premium Payment minus taxes and one time charges) to the purchase of a Contract within two Valuation Days. We will consider your application properly completed when:

     1. you have provided all the information requested on the application form;

     2. we have received adequate proof of the Annuitant's date of birth (and the date of birth of any Joint Annuitant, if any); and

     3. we receive the entire amount of your Premium Payment (from all sources).

The date we credit your Premium Payment and issue a Contract is called the Contract Date. If your application is incomplete, we will request the information necessary to complete the application. If you do not furnish the information to us within five Valuation Days of the time we receive your application, we will return your Premium Payment unless we obtain your specific permission to keep it until you complete the application.

The Contract Owner determines the initial allocation of the net Premium Payment between the Fixed Account and the divisions. The initial allocation is shown on the application for a Contract and will remain in effect until changed by written notice or by telephone authorization from the Contract Owner. Allocations to the divisions must be in whole numbers, not fractions. The initial allocation, and any future transfers of value, to a division, cannot be less than 5% per division and must be equal to 100%. Also, a maximum of 10 divisions may be in use at any one time. For example, you will not be permitted to allocate your initial new Premium Payment to 11 divisions on your application.

     ---------------------------------------------------------------------------

     Over the lifetime of your Contract, you may allocate part or all of your net Premium Payment to no more than 30 divisions. This limit includes those divisions from which you have either transferred or withdrawn all of the amount previously allocated to such divisions. For example, if you allocate 100% of your net Premium Payment to the Money Market division, you have selected the Money Market division as one of the 30 divisions available to you. When you transfer the full amount out of the Money Market division, it remains as one of the 30 divisions and available to you, even if you never again allocate any amount back into the Money Market division.

     ---------------------------------------------------------------------------

Right to Cancel

If you change your mind about purchasing the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). You will receive back the current value of your Contract on the day we receive your request, less any Income Payments paid in states where permitted. In certain states we may be required to give you back your Premium Payment if you decide to cancel your Contract within 10 days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your Premium Payment, if it exceeds $1,000,000, to the Money Market division for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the investment option(s) you have selected. As with all variable investment options, you bear risk associated with investment in the Money Market division.

To exercise your right to cancel your Contract, you must mail it directly to AGL, or give it to the agent from whom you received it, within 10 days after you receive it. See page 2 of this prospectus for AGL's address information. In a few states, if your contract is replacing an existing annuity or life policy, this period may be longer.

Key Contract Dates

During the life of your Contract there are certain significant dates that may impact certain features of your Contract.

     . Contract Date. The Contract date is the day your Contract is issued and becomes effective. See "Allocation of Premium Payment" on page 19.

     . Annuity Starting Date. The Annuity Starting Date is a date used for certain Federal Income Tax purposes. The Annuity Starting Date is the later of the Contract Date and the first day of the Modal Time Period. For example, if the Contract Date is June 19 and the first day of the Modal Time Period is July 1 with monthly Income Payments beginning August 1, the Annuity Starting Date is July 1.

     . Income Start Date. The Income Start Date is the date on which Income Payments begin. You choose the Income Start Date when you purchase the Contract (and it cannot be changed). The Income Start Date cannot be later than 12 months after the Contract Date.

     . Modal Time Period. The Modal Time Period is the period of time between which Income Payments are made. For example, if you elect to receive Income Payments on a monthly basis, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made. During the Modal Time Period, your next variable Income Payment (if applicable) is calculated based in part on the performance of the divisions you have chosen, your selected Assumed Investment Return and certain other factors.

     . Income End Date. The Income End Date is the day on which guaranteed Income Payments are set to end.

Income Payments.

See the "Income Payments" section of this prospectus on page 26.

Access to your Money.

See the "Access to your Money" section of this prospectus on page 33.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

Transfers Among Investment Options

The initial allocation of your Premium Payment among investment options to provide variable and/or fixed Income Payments can be changed by transfers of values among the investment options made by written request or by telephone. We reserve the right to charge $25 per transfer after the first 12 transfers in any Contract year. No transfers can be made from the Fixed Account to a variable investment option, but transfers can be made from the variable investment options to the Fixed Account or to other variable investment options. See "Allocation of Premium Payment" on page 19 of this prospectus for additional limitations on transfers.

The minimum amount that can be transferred is $50 worth of income. The transfer request must clearly state which investment options are involved and the amount of the transfer.

Telephone Transfers

If you have a properly authorized telephone transactions pursuant to your signed application, you may make telephone transfers, subject to our policies and procedures. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the Contract Owner(s) may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of certain Contract Owner information. We will mail you a prompt written confirmation of the transaction to your last known address. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-438-6933.

     ---------------------------------------------------------------------------
                                A Closer Look at
                                 Transfers Among
                           Variable Investment Options

     How transfers among variable investment options are effected:

     (A) The number of Annuity Income Units in the division from which Annuity Income Units will be withdrawn is multiplied by the current Annuity Income Unit Value of that division.

     (B) The final value from (A) is divided by the current Annuity Income Unit Value of the division into which the transfer is going.

     (C) The result of (B) is the number of Annuity Income Units allocated to the new division.

     Minimum Transfer Amount. The minimum amount that can be transferred in any one transfer is $50 worth of income. This means that however many Annuity Income Units would produce $50 worth of income, calculated at the current Annuity Income Unit Value, is the minimum number of Annuity Income Units that may be transferred.

     For example, let's say that you owned 500 Annuity Income Units in division one ("d1"), valued at $2 per Annuity Income Unit, for a total of $1,000 worth of Income Payments, on a monthly basis. You decide to transfer the entire amount in d1 to division two ("d2 "). Annuity Income Units in d2 are currently valued at $5 per Annuity Income Unit. Upon completion of the transfer, you will own 200 Annuity Income Units in d2 valued at $5 per Annuity Income Unit, for a total of $1,000 in monthly income.
     ---------------------------------------------------------------------------

Effective Date of Transfers Among Variable Investment Options

When you transfer money among the variable investment options, we will redeem units of the affected divisions at their prices as of the end of the current Valuation Date. We will usually credit any division you transfer the money to at the same time.

     ---------------------------------------------------------------------------
     Please Note: The amount of the allocation in each division will change with that division's investment performance. You should periodically review your allocations in light of market conditions and financial objectives.
     ---------------------------------------------------------------------------

Automatic Rebalancing

This feature automatically rebalances the current proportional value of your net Premium Payment allocated to each variable investment option under your Contract to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. Automatic rebalancing entails taking assets from the better performing divisions and allocating them to the lesser performing divisions.

You tell us whether you want us to do the rebalancing monthly, quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Rebalancing ends upon your request. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

Annuity Income Units for automatic rebalancing will generally be priced as of the date of the transaction. However, if the scheduled date of the transfer falls on a non-business day, it will be priced as of the preceding business day.

Market Timing

The Contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges indefinitely with notice to prevent market timing efforts that could be harmful to other Contract Owners, Annuitants and/or Beneficiaries.

--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------

Mortality and Expense Risk Charge

As part of our calculation of the value of Annuity Income Units, we deduct the mortality and expense risk charge on a daily basis. The mortality and expense risk charge is equal, on an annual basis, to a percentage of the daily value of the variable portion of your Contract. The annual maximum mortality and expense risk charge for the Contracts is 1.10%. Currently we charge a mortality and expense risk charge of 0.40%.

The mortality and expense risk charge compensates us for assuming the risk that we will have to make Income Payments for longer than we anticipate, and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the Contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit. The Company assumes the risk of making monthly Income Payments regardless of how long all Annuitants may live.

Administrative Charge

This charge is for administration and operations, such as allocating the premium and administering the Contracts. The maximum and current annual administrative charge for the Contracts is 0.15%. The Company incurs charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the Contract, but may not be enough to cover the actual costs of issuing and administering the Contract.

Contract Fee

After we deduct any applicable premium tax from your Premium Payment, a one-time $100 Contract Fee will be deducted from your Premium Payment at the time of its receipt by AGL. The Contract Fee compensates AGL for the administrative costs of issuing the Contract.

Sales Charge

We will deduct 4.0% of your Premium Payment as a Sales Charge. The value of your Premium Payment (or "net" Premium Payment), after the Sales Charge, other one time charges and premium taxes are deducted, will be allocated to your selected investment options to provide for fixed and/or variable Income Payments. AGL receives the Sales Charge to cover sales expenses, including commissions.

Withdrawal Charge

Unless a withdrawal is exempt from the Withdrawal Charge (as discussed below), a Withdrawal Charge of 1% of the amount that you withdraw during the first eight Contract Years will apply to your Contract.

The Withdrawal Charge reimburses us for part of our expenses in distributing the Contracts.

The Withdrawal Charge will not apply to:

     .    any amounts paid out as fixed and/or variable income payments;

     . any amounts paid out upon the death of the Contract Owner or Annuitant; and

     .    any amounts withdrawn beginning in the ninth Contract Year.

Premium Taxes

We will deduct from your Premium Payment any premium tax imposed on us by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 1% of Premium Payments for Qualified Contracts and from 0% to 3.5% of Premium Payments for Non-qualified Contracts. In addition, some local governments may also levy a premium tax. These taxes are deducted from your Premium Payment upon its receipt by us.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various Funds. These charges are described in the prospectuses for the Funds. The maximum and minimum Fund expenses are described in the fee table on page 11 of this prospectus.

--------------------------------------------------------------------------------
                                 INCOME PAYMENTS
--------------------------------------------------------------------------------

Generally

Beginning on the Income Start Date, the Payee will receive a stream of periodic Income Payments. You may choose Income Payments that are fixed, variable, or a combination of fixed and variable. You may choose Income Payments on a monthly, quarterly, semiannual, or annual basis. The Company reserves the right to make Income Payments on a less than frequent time basis, using a longer Modal Time Period, to ensure that Income Payments equal at least $100 per payee per payment.

Fixed Income Payments. Fixed Income Payments provide for a stream of income guaranteed by the Company that doesn't change over the course of your lifetime (as scheduled in your Contract).

Variable Income Payments. Variable Income Payments provide for a stream of income that fluctuates based on the performance of the variable investment options that you choose. You can transfer money between the divisions that make up the variable investment options, subject to certain fees and restrictions.

Combination Fixed and Variable Income Payments. By allocating a portion of your money to the Fixed Account and the Separate Account, through the variable investment options, you receive Income Payments a portion of which is guaranteed to never change from what is scheduled in your Contract, and a portion of which fluctuates based on the variable investment options that you have chosen.

     ---------------------------------------------------------------------------
     Variable or Combination Fixed and Variable Income Payments: If you select variable or combination fixed and variable Income Payments options, your investment is subject to market fluctuation. The value of your Contract, and thus, the amount of each Income Payment you receive could increase or decrease.
     ---------------------------------------------------------------------------

Income Start Date

We call the date that your Income Payments begin the Income Start Date. At the time that you purchase the Contract, you select the Income Start Date. The Income Start Date must be within 12 months after the Contract Date. If a state requires that Income Payments begin prior to such date, we must comply with those requirements.

Frequency and Amount of Income Payments

Income Payments are made based on the Payout Option and frequency selected. Income Payment frequencies available are: monthly, quarterly, semi-annually, or annually. In no event will AGL make Income Payments less frequently than annually.

AGL reserves the right to change the frequency of Income Payments if the amount of any Income Payment becomes less than $100. The Income Payment frequency will be changed to an interval that will result in Income Payments of at least $100.

Modal Time Period. The Modal Time Period is the period of time (or "mode") between which Income Payments are made. For example, if you elect to receive Income Payments on a monthly basis, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made. During the Modal Time Period, the amount of your next Income Payment is calculated.

Semi-Annual Benefit Leveling

If the Contract Owner elects Semi-Annual Benefit Leveling, variable Income Payments will be adjusted to reflect the performance of the investment options once every six months, instead of with every Income Payment. Semi-Annual Benefit Leveling will only be permitted if you have selected variable Income Payments on a monthly basis.

Semi-Annual Benefit Leveling Procedures. If Semi-Annual Benefit Leveling is elected the number of Annuity Income Units necessary to make the Income Payments for the following six month period will be calculated. These Annuity Income Units will be redeemed from the division and transferred to AGL's general account. The current Semi-Annual Benefit Leveling interest rate will be used to calculate the guaranteed amount of level Income Payments for the following six month period.

The level Income Payment calculated for each subsequent six month Annual Benefit Leveling period could be higher or lower than the level Income Payment for the previous six month period.

     ---------------------------------------------------------------------------
     Semi-Annual Benefit Leveling means that variable Income Payments will be divided once every six months into six separate fixed Income Payments
     (each adjusted by the current Semi-Annual Benefit Leveling interest rate), to be paid to you over the next six months in six separate installments. By choosing Semi-Annual Benefit Leveling you lessen the risk associated with the daily increases and decreases of your selected variable investment options by locking in the performance of those variable investment options for the next 6 months, whether that performance is up or down.
     ---------------------------------------------------------------------------

Once elected (with 10 or more business days' prior notice to AGL), Semi-Annual Benefit Leveling will take effect as of the date of the next Income Payment. (Your Contract refers to this date as the "Semi-Annual Benefit Leveling stat date.") Semi-Annual Benefit Leveling will automatically continue for each six month anniversary thereof. You can cancel Semi-Annual Benefit Leveling for the next six month period by notifying us within 10 or more business days' of the beginning of the next six month period. The process of calculating leveled variable Income Payments for Semi-Annual Benefit Leveling will take place during the last Modal Time Period prior to the start of each six month Semi-Annual Benefit Leveling period.

AGL reserves the right to discontinue Semi-Annual Benefit Leveling at any time. If AGL does discontinue this program, any Contract Owner receiving leveled variable Income Payments will continue to do so until the current six month Semi-Annual Benefit Leveling period is completed.

Unless you have selected Payout Option 5, no withdrawals from the Contract will be permitted during any six month Semi-Annual Benefit Leveling period.

Payout Options

The Contract currently offers the five Payout Options described below. We may make other Payout Options available subject to our discretion.

Contract Owners must elect a Payout Option. An application to purchase a Contract will be considered incomplete if a Payout Option has not been elected. Once elected, your chosen Payout Option cannot be changed.

The Payout Options currently available are:

Option 1 - Life Annuity. Under this option, we will make Income Payments as long as the Annuitant is alive. Income Payments stop when the Annuitant dies.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Option 2 - Life Annuity With A Guaranteed Number of Years. Under this option, we will make Income Payments as long as the Annuitant is alive with the additional guarantee that Income Payments will be made for a particular number of years. If the Annuitant dies before all guaranteed Income Payments have been made, Income Payments will continue to the beneficiary for the remainder of the period.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the death of the annuitant to withdraw a part of the variable Income Payment portion of the remaining Guaranteed Period Income Payments as set forth in the
"Withdrawals" provision on page    , as long as at least five years of variable
                                ---
Income Payment remain under your Contract after the Withdrawal has been made. Withdrawals may be subject to a Withdrawal Charge.

Option 3 - Joint and Survivor Annuity. Under this option, we will make Income Payments as long as either the Annuitant or Joint Annuitant (or Contingent Annuitant, if applicable) is alive. Upon the death of the Annuitant, we will continue to make Income Payments so long as the Joint Annuitant is alive, however, the amount of the remaining Income Payments will be a percentage of the amount that was payable while the Annuitant was alive. The amount of the Income Payments made to the Joint Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time that this Option 3 is selected. Any reduction in the Income Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Option 4 - Joint and Survivor Annuity With A Guaranteed Number of Years. Under this option, we will make Income Payments as long as either the Annuitant or Joint Annuitant (or Contingent Annuitant, if applicable) is alive with the additional guarantee that payments will be made for a minimum number of years. If both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the period. After the guaranteed period ends, we will continue to make Income Payments for the life of the Annuitant and for as long thereafter as the Joint Annuitant is alive. However, the amount of the Income Payments made to the Joint Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time that this Option 4 is selected. Any reduction in the Income Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the second death of the annuitant and joint annuitant to withdraw a part of the variable Income Payment portion of the remaining term Guaranteed Period Income Payments as set forth in the "Withdrawals" provision on page ___, as long as at least five years of variable Income Payment remain under your Contract after the Withdrawal has been made. Withdrawals may be subject to a Withdrawal Charge. Withdrawals may be subject to a Withdrawal Charge.

Option 5 - Guaranteed Number of Years. Under this option, we guarantee that Income Payments will be made for a particular number of years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the Annuitant's death to withdraw all of the variable Income Payment portion of the Contract as set forth in the "Withdrawals" provision on page __. Withdrawals may be subject to a withdrawal charge.

     ---------------------------------------------------------------------------
             A Few Things to Keep in Mind Regarding Income Payments

          . From time to time, the Company may require proof that the Annuitant or Joint Annuitant is living.

          . You may select an Payout Option and allocate your premium to either fixed or variable income choices, or both. You may not select more than one Payout Option.

          . If you chose both a fixed and a variable payment option, premium that you allocate to the Fixed Account may not be reallocated to another division.

          . If the postal or other delivery service is unable to deliver checks to the Payee's address of record, or if direct deposits to a bank account are returned because the account is closed, no interest will accrue on amounts represented by uncashed Income Payment checks or undeliverable direct deposits. It is the Contract Owners' responsibility to keep the Company informed of the Payee's current address or active bank account location.
     ---------------------------------------------------------------------------

Annuity Income Units

Upon applying your net Premium Payment, we calculate the number of Annuity Income Units associated with each Payout Option (for variable Income Payments) as determined by our currently used annuity rate factors. The Annuity Income Unit Value for each division will vary from one Valuation Period to the next based on the investment experience of the assets in the division and the deduction of certain Separate Account charges and expenses. The SAI contains a fuller explanation of how Annuity Income Units are valued.

The number of Annuity Income Units for each division will generally remain constant, subject to the following exceptions:

     . If value is transferred from one investment option to another. See the example under "A Closer Look At Transfers Among Variable Investment Options" in this prospectus.

     . If value is withdrawn from the Contract. See "Withdrawal and Rights-Determination of Subsequent Variable Income Payments" on page 31.

     . Upon the death of the primary Annuitant after the guaranteed period ends if the Contract Owner selects a joint and survivor annuity option (either Annuity Option 4 or Annuity Option 3) with a lower percentage of payments elected for the Joint Annuitant. Any reduction in the Annuity Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Determination of the Initial Variable Income Payment

The following factors determine the amount of the first Income Payment:

     . the portion of the Premium Payment allocated to provide variable Income Payments and the Assumed Investment Return;

     .    the age and gender of the Annuitant (and Joint Annuitant, if any);

     .    the Payout Option selected;

     .    the frequency of Income Payments;

     .    the deduction of applicable premium taxes;

     .    the performance of your selection variable investment options; and

     .    the time period from the Contract Date to the Income Start Date.

Additional Items that may Impact Income Payments

Impact of Annuitant's Age on Income Payments. For either fixed or variable Income Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each Income Payment. Since Income Payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Income Payment will be greater.

Impact of Annuitant's Gender on Income Payments. For either fixed or variable Income Payments involving life income, the gender of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Income Payment will be greater than for female Annuitants and Joint Annuitants.

Impact of Length of Payment Periods on Income Payments. The value of all Income Payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

Determination of Subsequent Variable Income Payments

During the Modal Time Period, we will recalculate the variable Income Payments to reflect the performance of the variable investment options you chose after the investment performance is adjusted by the Assumed Investment Return. We determine the dollar amount of the variable Income Payments as follows. The portion of the first Income Payment funded by a particular division is divided by the Annuity Income Unit Value for that division as of the Contract Date. This establishes the number of Annuity Income Units provided by each division for each subsequent variable Income Payments.

During each Modal Time Period, we will calculate the amount of money necessary to make expected Income Payments until the next Modal Time Period.

The variable Income Payments will remain level until the next Modal Time Period. Subsequent variable Income Payments may be more or less than the previously calculated variable Income Payments depending on whether the net investment performance of the selected investment options is greater than or less than the Assumed Investment Return.

Assumed Investment Return

The amount of the Income Payments provided by the portion of the Premium Payment allocated to provide a stream of variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the fund expenses. This assumption is called the Assumed Investment Return ("AIR"). The AIR not only is one of the factors that determines the initial level of income, but also how future investment performance affects Variable Income Payments. Generally, the AIR used is 5%, but on occasion another AIR, for example 3.5%, may be offered.

A higher AIR will result in a larger initial Annuity Payment, but future increases in the Variable Income Payment will be smaller than with a lower AIR. If net performance for a year (that is, after deducting all charges) is exactly equal to the AIR, the level of the variable Income Payments will not change. If net performance is less than the AIR, Variable Income Payments will decrease. If net performance is more than the AIR, Variable Income Payments will increase. For example, Variable Income Payments based on a 5% AIR generally would mean a higher initial Variable Income Payment, but Variable Income Payments would increase more slowly in a rising market and decline more rapidly in a falling market. Variable Income Payments based on a 3.5% AIR generally would mean a lower initial Variable Income Payment, but Variable Income Payments would increase more rapidly in a rising market and decline more slowly in a falling market.

     ---------------------------------------------------------------------------
     More Information on the
     Assumed Investment Return or AIR

          . If you allocated a portion of your Premium Payment to receive variable Income Payments then you invested this Premium Payment into one more divisions making up the variable investment options available and selected an Assumed Investment Return (AIR). Currently, we offer an AIR of 3.5% or 5.0%. In the future we may make additional AIRs available.

          . We use the AIR to help us calculate your current and future variable Income Payments. In order to calculate the benefit amounts we need a rate of return for the variable investment options you selected. Since we cannot know what the performance of the variable investment options will be in the future, we make an assumption, and this assumption is called the Assumed Investment Return.

          . For future variable Income Payments, the AIR represents the total return after expenses of the variable investment options needed to keep your payments from increasing or decreasing. If the rate of return after expenses earned by your variable investment options is higher than the AIR, then your Variable Income Payments will increase. Similarly, if the rate of return after expenses earned by your variable investment options is less than the AIR, then your Variable Income Payments will decrease.

     Selecting an AIR - Pros and Cons

          . If more than one AIR is offered you will need to decide between a higher or lower AIR, for example, 3.5% and 5%.

          . With a 5% AIR you will receive a higher initial Income Payment amount than with a 3.5% AIR. However, Variable Income Payments based on a 5% AIR will increase more slowly in a rising market and decline more rapidly in a falling market than Variable Income Payments based on a 3.5% AIR.

          . With a 3.5% AIR, you will receive a lower initial Income Payment amount than with a 5% AIR. However, Variable Income Payments based on a 3.5% AIR will increase more quickly in a rising market and decline more slowly in a falling market than Variable Income Payments based on a 5% AIR.

     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Generally

Depending on the Payout Option you select and whether you are the Payee, you may receive Income Payments according to the Payout Option you select.

     ---------------------------------------------------------------------------
     The Contract is designed to meet long-term financial goals. Due to certain restrictions on withdrawals, the Contract is not suitable as a short-term investment.
     ---------------------------------------------------------------------------

Withdrawal Rights

You may take a full or partial withdrawal of the present value of your variable Investment Options remaining in the Guaranteed Period, after the end of the Right to Cancel Period. Withdrawals are permitted under the Contract if you elected one of the following Payout Options at the time of application (with certain other requirements, as discussed below, also being met):

     . Option 2 - Life Annuity With a Guaranteed Number of Years (partial withdrawal only);

     . Option 4 - Joint and Survivor Annuity With a Guaranteed Number of Years (partial withdrawal only); or

     .    Option 5 - Guaranteed Number of Years (full withdrawal only).

Under these Payout Options, you will receive Income Payments for "A Guaranteed Number of Years" (which may be referred to in this prospectus as the "Guaranteed Period"). If you do not elect one of these three Payout Options, you will not be permitted to withdraw value from the Contract, other then through Income Payments. Certain states may also prohibit withdrawals.

All withdrawal requests must be made in writing to AGL. AGL reserves the right to require that the signature(s) on a withdrawal request be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guarantee. AGL may also require the signatures be properly notarized under state law.

AGL will pay any amounts withdrawn to the Contract Owner within five days of receipt of a proper request and instruction satisfactory to AGL.

     ---------------------------------------------------------------------------
     No withdrawals will be permitted from amounts in the Fixed Account. This includes amounts automatically moved to the Fixed Account to provide for Semi-Annual Benefit Leveling. Also, if you have selected Semi-Annual Benefit Leveling, (and you have not selected Payout Option 5) no withdrawals will be permitted from the variable investment options during any six month Semi-Annual Benefit Leveling period.
     ---------------------------------------------------------------------------

Withdrawal Charge. We may assess a Withdrawal charge for each withdrawal from the Contract. This charge will be deducted from the net proceeds of the withdrawal. The Withdrawal charge is:

     --------------------------------------------
     Contract Year    Withdrawal Charge
     --------------------------------------------
     1-8              1% of the amount withdrawn
     --------------------------------------------
     9 and up         no charge
     --------------------------------------------

Withdrawal Procedures. You may elect a partial withdrawal of a portion of the present value of the variable Income Payments remaining in the Guaranteed Period for:

     .    Option 2 - Life Annuity With a Guaranteed Number of Years; or

     .    Option 4 - Joint and Survivor Annuity With a Guaranteed Number of
          Years

as long as at least five years of variable Income Payments remain under your Contract after the partial withdrawal has been completed. You will need to indicate to us the amount of your desired partial withdrawal at least three business days prior to your desired withdrawal date. After receiving your withdrawal request, we will inform you of the resulting reduction in the number of Annuity Income Units to be paid and the reduction in the length of the Guaranteed Period. At that point, you must either confirm or withdraw your intention to make the partial withdrawal. As discussed in this section, if the Guaranteed Period would be reduced to less than five years, your withdrawal request will be declined and you will need to lower your requested withdrawal amount.

You may elect a full withdrawal of a portion of the present value of the variable Income Payments remaining in the Guaranteed Period for

     .    Option 5 - Guaranteed Number of Years

no matter how many years of variable Income Payments remain under your Contract after the full withdrawal has been completed.

While the number of Annuity Income Units for each division will generally remain constant, this prospectus, on page 31 under "Determination of Subsequent Variable Income Payments" lists three exceptions to that rule. One of those exceptions applies if you make a withdrawal. A withdrawal involves a transfer of assets out of a division. As actual assets decrease in a division, the number of Annuity Income Units in such division must also be decreased to reflect the loss of those assets. A reduction in the number of Annuity Income Units means that all of your remaining variable Income Payments, both guaranteed and life contingent, will be reduced in amount. See the sections on "Withdrawals Reduce Your Future Variable Income Payments" and "Computing the Partial Withdrawal Amount," below.

Withdrawal Limitations. In determining the value available for a withdrawal, only the present value of the variable Income Payments remaining in the Guaranteed Period will be used. No fixed Income Payments will be used in determining partial withdrawal values, and neither the amount of fixed Income Payments nor the length of the Guaranteed Period for such fixed Income Payments will be affected by a withdrawal. At any time after the Right to Cancel period has ended, you may request a partial withdrawal from your contract as long as more than five (5) years remain in the Guaranteed Period (for Option 2 - Life Annuity With a Guaranteed Number of Years or Option 4 - Joint and Survivor Annuity With a Guaranteed Number of Years).

There are no "time remaining in the Guaranteed Period requirements" for Option 5
- Guaranteed Number of Years withdrawals.

Withdrawals Reduce Your Future Variable Income Payments. If you make a withdrawal you will still receive Income Payments, but the withdrawal will result in a reduction in the amount of each remaining variable Income Payment as well as a decrease in the Guaranteed Period that will apply to such variable Income Payments. In addition, if you transfer values from one or more divisions which support those variable Income Payments to the Fixed Account which supports the fixed Income Payments at any time after a withdrawal has been taken, the Guaranteed Period related to those recently transferred values that are now supporting fixed Income Payments will remain shortened. The Guaranteed Period applicable to any pre-existing fixed Income Payments would not be affected.

When you request a withdrawal, we will take it from the divisions in which your Contract is then invested in the same proportion as the value invested in each division on the date of the withdrawal. Since the amount of Income Payments changes during the next Modal Time Period, the reduction in Income Payments due to the withdrawal (but not the payment of the withdrawal amount) will be delayed until that time.

Computing the Withdrawal Amount. If you make a withdrawal, we will calculate the present value of future variable Income Payments remaining in the Guaranteed Period by discounting the payments at the assumed investment return, and with consideration to any fees charged for a withdrawal. The future variable Income Payment amount we use in this calculation is determined by multiplying the Annuity Income Unit value next computed after we receive the withdrawal request by the current number of Annuity Units for each division. A withdrawal will reduce all future variable Income Payments by an equal amount, and the remaining length of the Guaranteed Period will also be reduced.

The following four factors will determine the specific amount by which the remaining variable Income Payments will be reduced and by which the remaining length of the Guaranteed Period will be shortened:

     (i)  the amount of the withdrawal request;

     (ii) the length of time remaining in the Guaranteed Period at the time that the partial withdrawal is requested;

     (iii) the age and sex of the Annuitant or Joint Annuitants; and

     (iv) the Payout Option chosen.

In other words, the more you withdraw will result in lower future variable Income Payments and more of a reduction in the length of time in the Guaranteed Period. Any fixed Income Payments remaining under the Contract and their Guaranteed Period will remain unchanged.

Taxes on Withdrawals. Please read the tax discussion in this prospectus for information relating to partial withdrawals from your Contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. It is based on current law and interpretations, which may change. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

Deferment of Payments

We may delay making fixed Income Payments from your Contract for up to 12 months subject to state law. We will credit interest to you during that period.

We may suspend or postpone making variable Income Payments from your Contract or processing transfer requests for an undetermined period of time when:

     .    the NYSE is closed (other than weekend and holiday closings);
     .    trading on the NYSE is restricted;
     . an emergency exists such that disposal of or determination of the value of Annuity Income Units is not reasonably practicable; or
     .    the SEC by order so permits for the protection of investors.

--------------------------------------------------------------------------------
                                  DEATH BENEFIT
--------------------------------------------------------------------------------

Succession of Contract Ownership

Upon the death of any Contract Owner, ownership rights, if any, under this Contract will succeed to the following persons in the following order unless otherwise indicated on your Contract application:

     1.   the surviving Contract Owner, if any;

     2.   the Annuitant(s), if any;

     3.   the Beneficiary(ies), if any; and

     4.   the estate or successors of the last contract Owner to die.

Notification of Death

The death of any Contract Owner, Annuitant or Payee must be reported to AGL immediately. AGL will require certified proof of death in the following form:

     a.   a certified copy of the death certificate; and/or

     b. a certified copy of a decree from a court of competent jurisdiction as to the finding of death.

AGL reserves the right to recover any overpayments made on Income Payments because of failure to notify AGL of death. The Contract Owner, and any successor Contract Owner is liable to AGL for any overpayments of Income Payments made. AGL is not responsible for any incorrect Income Payments made that result from the failure to notify AGL immediately of such death.

Death of the Contract Owner and/or Annuitant

The following table provides information on how the Contract treats the death of the Contract Owner and/or Annuitant based on certain factors, such as when the death occurs and whether or not the Contract Owner and the Annuitant are the same person. For purposes of this table only, the term "Death Benefit" is abbreviated by the letters "DB".

-------------------------------------------------------------------------------------------------------------
                            Contract Owner and Annuitant are           Contract Owner and Annuitant are
                            the same person                            not the same person
-------------------------------------------------------------------------------------------------------------
Death of Contract Owner
-------------------------------------------------------------------------------------------------------------
Before Annuity Start Date   DB = current value of guaranteed           DB  = current value of life contingent
                            payments.                                  and guaranteed payments.

                            DB Distributed = 1) within five years of   DB Distributed = 1) within five years
                            death; or 2) over the Beneficiary's        of death; or 2) over the Beneficiary's
                            lifetime or a shorter period.              lifetime or a shorter period.

-------------------------------------------------------------------------------------------------------------
After Annuity Start Date    DB = none, the Contract remains in         DB = remaining guaranteed period
                            force according to the "Succession of      payments.
                            Contract Ownership" as described above.

                            DB Distributed = not applicable.           DB Distributed = over the remaining
                                                                       guaranteed period.
-------------------------------------------------------------------------------------------------------------
Death of Annuitant
-------------------------------------------------------------------------------------------------------------
Before Annuity Start Date   DB = current guaranteed period             DB = current value of guaranteed
                            payments. If the Contract has no           payments. If the Contract has no
                            guaranteed period no payments will be      guaranteed period no payments will be
                            made.                                      made.

                            DB Distributed = over the guaranteed       DB Distributed = 1) within five years
                            period (or surviving Joint Annuitant's     of death; or 2) over the Beneficiary's
                            lifetime).                                 lifetime or a shorter period.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
After Annuity Start Date    DB = remaining guaranteed period           DB = remaining guaranteed period
                            payments.                                  payments.

                            DB Distributed = over the remaining        DB Distributed = over the remaining
                            guaranteed period (or surviving Joint      guaranteed period.
                            Annuitant's lifetime).
-------------------------------------------------------------------------------------------------------------

     IMPORTANT NOTE: As described in the table above, if the Annuitant (and the Joint Annuitant, if any) dies prior to the Annuity Start Date, and the Payment Option chosen is based on a life contingency only (no guaranteed period), then the Contract will terminate with no benefit and AGL will retain your Premium Payment.

Designation of Beneficiary

The Contract Owner may select one or more Beneficiaries for the Annuitant and name them on the Client Information Form if the Annuity Payment Option selected provides for a beneficiary. Thereafter, while the Annuitant or Joint Annuitant is living, the Annuitant may change the Beneficiary by written notice. The change will take effect as of the date the Annuitant signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may make the designation of Beneficiary irrevocable. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary. The Annuitant may also make the designation of Beneficiary irrevocable by sending written notice to the Company and obtaining approval from the Company.

--------------------------------------------------------------------------------
                                   PERFORMANCE
--------------------------------------------------------------------------------

Occasionally, we may advertise certain performance information concerning one or more of the divisions, including average annual total return and yield information. A division's performance information is based on its past performance only and is not intended as an indication of future performance.

Average annual total return is based on the overall dollar or percentage change in value of a hypothetical investment. When we advertise the average annual total return of a division, it reflects changes in the fund share price, the automatic reinvestment by the division of all distributions, and the deduction of contract charges. Average annual total return is the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

When we advertise the yield of a division, we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned by the division during the period by the value of the division on the last day of the period.

When we advertise the performance of the money market division, we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market division refers to the income generated by an investment in that division over a seven-day period.

The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 12 month period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the Separate Account level is lower than at the Fund level because it is reduced by the mortality and expense risk charge. Similarly, yield and effective yield at the variable account level are lower than at the fund level because they are reduced by the mortality and expense risk charge.

Performance information for a division may be compared in reports and advertising to:

     (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a fund's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

     (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

     (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract; and

     (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. Not all of the information we have included may be applicable to your contract (for example, information relating to partial withdrawals and Withdrawals). This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your contract.

Annuity Contracts in General

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in an annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is qualified or non-qualified as explained below.

     ---------------------------------------------------------------------------

     Tax Treatment of Distributions --
     Qualified Contracts:

     If you purchase your Contract under a (qualified) tax-favored retirement plan or account, your Contract is referred to as a Qualified Contract. Examples of qualified plans or accounts are:

          .    Individual Retirement Annuities ("IRAs");

          . Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

          .    Keogh Plans; and

          . Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

     ---------------------------------------------------------------------------

Distributions In General

Generally, with Qualified Contracts you have not paid any taxes on the money used to buy the Contract or on any earnings. Therefore, any amount you take out as Income Payments, as a partial withdrawal, or upon withdrawal will be taxable income. In addition, a 10% tax penalty may apply to the taxable income.

     ---------------------------------------------------------------------------

     This additional tax does not apply:

          . in general, where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;

          .    where the taxpayer is age 59 1/2 or older;

          .    where payment is made on account of death;

          . where the payment is made on account of the taxpayer's disability;

          . where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;

          .    in some cases, upon separation from service on or after age 55;
               or

          .    certain other limited circumstances.

     ---------------------------------------------------------------------------

Withdrawals Where Income Start Date Is After Age 59 1/2 - No 10% Tax Penalty Applies. Where the Income Start Date is after age 59 1/2, the 10% penalty tax will not apply because of the age 59 1/2 exception described above.

Withdrawals Where Income Start Date Is Before Age 59 1/2 -- A Partial Withdrawal Or Withdrawal May Trigger a 10% Tax Penalty Unless an Exception Applies. If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, it should be noted that a partial withdrawal from or full withdrawal of the contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal (or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a partial withdrawal from or full withdrawal of the contract. You should also contact your tax adviser before taking partial withdrawals.

     ---------------------------------------------------------------------------

     Example:

     Individual A is age 57 1/2 when he begins to receive annual Income Payments of $10,000 from a traditional IRA. Since this is a qualified contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2, respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the Income Payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.

     ---------------------------------------------------------------------------

Individual Retirement Annuities. Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the limits of Code Section 408(b), the contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age.

Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA or qualified plan, provided certain conditions are met. Purchases of the contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the contract.

Rollovers. Distributions from Code Section 401 qualified plans or 403(b) Plans (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) Plan, or IRA. A prospective owner considering use of the contract in this manner should consult a competent tax adviser with regard to the suitability of the contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) Plans, and IRAs.

Tax Treatment of Distributions -- Non-Qualified Contracts

General. For Income Payments, generally a portion of each payment will be considered a return of your premium and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable Income Payments is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your Premium Payment has been recovered tax-free, the full amount of subsequent Income Payments will be taxable. If Income Payments stop due to the death of the annuitant before the full amount of your Premium Payment has been recovered, a tax deduction is allowed for the unrecovered amount.

Complete Withdrawals. For payments made upon complete withdrawal of the annuity contract, the taxable portion is the amount received in excess of the remaining investment in the contract.

Partial Withdrawal - 100% Taxable. As a general rule, partial withdrawals will be 100% taxable and will not reduce investment in the contract.

A Partial Withdrawal or Withdrawal May Trigger an Additional 10% Tax Penalty Unless an Exception Applies. If a taxable distribution is made under the contract, an additional tax of 10% of the amount of the taxable distribution may apply.

     ---------------------------------------------------------------------------

     This additional tax does not apply where:

          . the payment is made under an immediate annuity contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period;

          . the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;

          .    the taxpayer is age 59 1/2 or older;

          .    the payment is made on account of the taxpayer's disability;

          .    the payment is made on account of death;

          .    and in certain other circumstances.

     ---------------------------------------------------------------------------

It should be noted that a partial withdrawal or full withdrawal of the contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or withdrawal (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a partial withdrawal or full withdrawal of the contract. You should also seek the advice of your tax adviser.

     ---------------------------------------------------------------------------

     Example:

     Individual A is age 57 1/2 when he begins to receive annual Income Payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the Income Payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.

     ---------------------------------------------------------------------------

Non-Qualified Contracts Owned by Non-Natural Persons

As a general rule, non-qualified annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax adviser.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the funds are being managed so as to comply with these requirements.

The tax regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the funds. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of assets in the funds. We reserve the right to make changes to the contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

Withholding

We are required to withhold federal income taxes on Income Payments, partial withdrawals, and complete withdrawals that include taxable income unless the payee elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For complete withdrawals or partial withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For Income Payments, the company will withhold on the taxable portion of Income Payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

American General Life Insurance Company

We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office address is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Distribution of the Contract

Individuals who sell the Contracts will be licensed by State insurance authorities as agents of AGL. The individuals will also be registered representatives of (1) broker-dealer firms that are affiliated with AGL, or (2) other broker-dealer firms, which are not affiliated with AGL. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation.

American General Equity Services Corporation ("AGESC") is the principal underwriter and distributor of the Contracts. AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of American General Life Insurance Company (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC is also the principal underwriter for AGL's Separate Accounts A, VA-1, VA-2 and VL-R, as well as the underwriter for various separate accounts of other AGL affiliates. These separate accounts are registered investment companies. AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

AGL offers the Contracts on a continuous basis.

AGL compensates broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 4.0% of Premium Payments that Owners make.

AGL has also agreed to pay certain broker-dealers an additional promotional allowance. This promotional allowance compensates these certain broker-dealers for additional training and promotional expenses incurred in the promotion and sale of the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described under "Charges under the Contracts."

Legal Proceedings

AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

AGESC offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Financial statements of American General Life Insurance Company can be found in the SAI, which may be obtained without charge by calling __________________ or writing to American General Life Insurance Company, Attention:
_______________________________________, Houston, Texas 77019. The financial statements have also filed electronically with the SEC and can be obtained through its website at http://www.sec.gov.

Financial statements of the Separate Account are not included because no Contracts have been issued using the divisions described in this prospectus.

--------------------------------------------------------------------------------
                                   APPENDIX A

                  HYPOTHETICAL ILLUSTRATIONS OF INCOME PAYMENTS
--------------------------------------------------------------------------------

We have prepared the following tables to show how variable Income Payments under the Contract change with investment performance over an extended period of time. The tables illustrate how monthly Income Payments would vary over time if the return on assets in the selected divisions were a uniform gross annual rate of 0%, 5.85%, 6%, 8%, 10%, or 12%. The values would be different from those shown if the returns averaged 0%, 5.85%, 6%, 8%, 10%, or 12%, but fluctuated over and under those averages throughout the years.

The tables reflect the current total separate account annual expenses, which are equivalent to an annual charge of 0.55%. (The values would be lower than those shown if the maximum of 1.25% was used.) The amounts shown in the tables also take into account the average of the funds' management fees and operating expenses at an annual rate of approximately _____% of the average daily net assets of the funds. Actual fees and expenses of the funds associated with your contract may be more or less than ______%, will vary from year to year, and will depend on your allocation. See the section in this prospectus entitled "Fee Tables" for more complete details. The tables do not reflect the sales load, Contract Fee or Premium taxes, nor do they reflect any other Contract charges and expenses. Were any of these charges and expenses included, the values would be lower than those shown. The monthly Income Payments are illustrated on a pre-tax basis. The federal income tax treatment of Income Payment considerations is generally described in the section of this prospectus entitled "Taxes."

The tables show both the gross rate and the net rate. The difference between gross and net rates represents the _____% for total separate account annual expenses and the assumed _______% for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly _____%.

Two sets of tables follow -- one set for a male age 65 and the other for a female age 65. The first table in each set assumes that 100% of the single Premium Payment is allocated to a variable Payout Option. The second assumes that 50% of the single Premium Payment is allocated to a fixed Payout Option using the fixed crediting rate we offered on the fixed Payout Option at the time this illustration was prepared. Both sets of tables assume that a life annuity with ten years guaranteed was purchased.

When part of the single Premium Payment has been allocated to the fixed Payout Option, the guaranteed minimum Income Payments resulting from this allocation is also shown. The illustrated variable Income Payments use an assumed investment return of 5% per year. Thus, actual performance greater than 5% per year will result in increasing Income Payments and actual performance less than 5% per year will result in decreasing Income Payments. We may offer alternative assumed investment returns. Fixed Income Payments remain constant. Initial monthly Income Payments under a fixed Payout Option are generally higher than initial payments under a variable Payout Option.

These tables show the monthly Income Payments for several hypothetical constant assumed investment returns. Of course, actual investment performance will not be constant and may be volatile. Actual monthly Income Payments would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages from year to year. Upon request, and when you are considering a Payout Option, we will furnish a comparable illustration based on your individual circumstances, including purchase rates and the mortality and expense risk charge that would apply.

                           INCOME PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $653.60

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $654.24

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar   Attained
  Year      Year       Year                        Gross
-------   --------   --------   ----------------------------------------------
                                  0.00%   5.85%   6.00%   8.00%  10.00%  12.00%
                                ------   -----   -----   -----   -----   -----
                                                    Net
                                ----------------------------------------------
                                 -0.85%   5.00%   5.15%   7.15%   9.15%  11.15%
                                ------   -----   -----   -----   -----   -----
   1        2003        50      $        $       $       $       $       $
   2        2004        51       -----    ----    ----    ----    ----    ----
   3        2005        52
   4        2006        53
   5        2007        54
   10       2012        59
   15       2017        64
   20       2022        69

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                           INCOME PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $653.60

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $654.24

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance, but will never be less than $351.97. The monthly guaranteed payment of $351.97 is being provided by the $50,000 applied under the fixed Payout Option.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar   Attained
  Year      Year       Year                        Gross
-------   --------   --------   ----------------------------------------------
                                  0.00%   5.85%   6.00%   8.00%  10.00%  12.00%
                                ------   -----   -----   -----   -----   -----
                                                    Net
                                ----------------------------------------------
                                 -0.85%   5.00%   5.15%   7.15%   9.15%  11.15%
                                ------   -----   -----   -----   -----   -----
   1        2003        50      $        $       $       $       $       $
   2        2004        51       -----    ----    ----    ----    ----    ----
   3        2005        52
   4        2006        53
   5        2007        54
   10       2012        59
   15       2017        64
   20       2022        69

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                           INCOME PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $618.77

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $619.38

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar   Attained
  Year      Year       Year                        Gross
-------   --------   --------   ----------------------------------------------
                                  0.00%   5.85%   6.00%   8.00%  10.00%  12.00%
                                ------   -----   -----   -----   -----   -----
                                                    Net
                                ----------------------------------------------
                                 -0.85%   5.00%   5.15%   7.15%   9.15%  11.15%
                                ------   -----   -----   -----   -----   -----
   1        2003        50      $        $       $       $       $       $
   2        2004        51       -----    ----    ----    ----    ----    ----
   3        2005        52
   4        2006        53
   5        2007        54
   10       2012        59
   15       2017        64
   20       2022        69

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                           INCOME PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $618.77

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $619.38

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance, but will never be less than $308.77. The monthly guaranteed payment of $308.77 is being provided by the $50,000 applied under the fixed Payout Option.

                                Monthly Payments
                       With an Assumed Rate of Return of:

Payment   Calendar   Attained
  Year      Year       Year                        Gross
-------   --------   --------   ----------------------------------------------
                                  0.00%   5.85%   6.00%   8.00%  10.00%  12.00%
                                ------   -----   -----   -----   -----   -----
                                                    Net
                                ----------------------------------------------
                                 -0.85%   5.00%   5.15%   7.15%   9.15%  11.15%
                                ------   -----   -----   -----   -----   -----
   1        2003        50      $        $       $       $       $       $
   2        2004        51       -----    ----    ----    ----    ----    ----
   3        2005        52
   4        2006        53
   5        2007        54
   10       2012        59
   15       2017        64
   20       2022        69

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the funds that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

--------------------------------------------------------------------------------
          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

[LOGO APPEARS HERE]

For additional information about the Platinum Investor Immediate Variable Annuity Contracts and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated __________, 2003. We have filed the SAI with the SEC and have incorporated it by reference into this Prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, which is located at 2727-A Allen Parkway, Houston, Texas 77019 or call us at 1-888-438-6933. You may also obtain the SAI from an insurance representative through which the Contracts may be purchased.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Product issued by:

American General Life Insurance Company
Member of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

Platinum Investor Immediate Variable Annuity

Contract Form Number 03017

Not available in the state of New York

Distributed by American General Equity Services Corporation
Member NASD
Member of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company are solely its responsibility. American General Life Insurance Company is responsible for its own financial condition and contractual obligations.

(C) 2003 American International Group, Inc. All rights reserved

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT D

                  PLATINUM INVESTOR IMMEDIATE VARIABLE ANNUITY

               SINGLE PREMIUM IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                              SPIA OPERATIONS 2-D1

                    P.O. BOX 3018, Houston, Texas 77210-3018

                 Telephone: 1-888-438-6933; Fax: 1-713-620-3139

                       STATEMENT OF ADDITIONAL INFORMATION

                           Dated ______________, 2003

     This Statement of Additional Information ("SAI") is not a prospectus. You should read it with the Prospectus for American General Life Insurance Company Separate Account D (the "Separate Account") dated ______________, 2003, concerning the Platinum Investor Immediate Variable Annuity ("IVA") single premium immediate variable annuity contracts (the "Contract" or "Contracts"). You can obtain a copy of the Prospectus for the Platinum Investor IVA Contracts, and any Prospectus supplements, by contacting American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Terms used in this SAI have the same meanings as defined in the Prospectus under the heading "Definitions."

                                TABLE OF CONTENTS

GENERAL INFORMATION........................................................   3
AGL........................................................................   3
   Separate Account D......................................................   3
SERVICES...................................................................   3
DISTRIBUTION OF THE CONTRACTS..............................................   4
PERFORMANCE INFORMATION....................................................   5
   Performance Data........................................................   5
      Average Annual Total Return Calculations.............................   5
      Fund Performance.....................................................   6
      VALIC Company I Money Market Investment Option Yield and Effective
         Yield Calculations................................................   7
ADDITIONAL INFORMATION ABOUT THE CONTRACTS.................................
      Gender neutral Contracts.............................................
      Cost of insurance rates..............................................
      Certain arrangements.................................................
   More About The Fixed Account............................................
      Our general account..................................................
      How we declare interest..............................................
   Adjustments to Death Benefit............................................
      Suicide..............................................................
      Wrong age or gender..................................................
      Death during grace period............................................
ACTUARIAL EXPERT...........................................................
MATERIAL CONFLICTS.........................................................   9
FINANCIAL STATEMENTS.......................................................  10
   Separate Account Financial Statements...................................
   AGL Financial Statements................................................
   Other Financial Statements..............................................

                               GENERAL INFORMATION

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Contracts are AGL's, and AIG has no legal obligation to back those commitments.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account D

     We hold the shares in the divisions of Separate Account D in which any of your single premium payment is invested. Separate Account D is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the separate account on ______________ under Texas law.

     For record keeping and financial reporting purposes, Separate Account D is divided into __ separate "divisions," each of which corresponds to one of the variable "investment options" available since the inception of the Contract. The __ divisions are also currently available under other variable annuity contracts offered by an affiliate of AGL. We hold the Mutual Fund shares in which we invest your single premium payment for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account D are our property. The assets in Separate Account D would be available only to satisfy the claims of owners of the contracts funded through the Separate Account, to the extent they have allocated their single premium payment to Separate Account D. Our other creditors could reach only those Separate Account D assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Contracts and other contracts with respect to Separate Account D. We act as custodian for the Separate Account's assets.

                                    SERVICES

     AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware LLC established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas

77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2002, 2001, and 2000, $97,878,454, $86,168,095, and
$73,483,037, respectively, AGL paid AGLC for these services.

                          DISTRIBUTION OF THE CONTRACTS

Individuals who sell the Contracts will be licensed by State insurance authorities as agents of AGL. The individuals will also be registered representatives of (1) broker-dealer firms that are affiliated with AGL, or (2) other broker-dealer firms, which are not affiliated with AGL. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation.

American General Equity Services Corporation ("AGESC") is the principal underwriter and distributor of the Contracts. AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of American General Life Insurance Company (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC is also the principal underwriter for AGL's Separate Accounts A, VA-1, VA-2 and VL-R, as well as the underwriter for various separate accounts of other AGL affiliates. These separate accounts are registered investment companies. AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

AGL offers the Contracts on a continuous basis.

AGL compensates broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 4.0% of Premium Payments that Owners make and up to 4.0% of Premium Payments as annual trail commissions.

AGL has also agreed to pay certain broker-dealers an additional promotional allowance. This promotional allowance compensates these certain broker-dealers for additional training and promotional expenses incurred in the promotion and sale of the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described under "Charges under the Contracts."

                             PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account D in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical Contract Owner's Income Payments. We also may present the yield or total return of the division based on a hypothetical investment in a Contract. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the sales charge, and surrender charge. We also may present the yield or total return of the investment option in which a division invests.

     We may compare a division's performance to that of other variable annuity separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Contract and is not illustrative of how actual investment performance would affect the benefits under your Contract. You should not consider such performance information to be an estimate or guarantee of future performance.

Performance Data

     The following tables show the past performance data for the Contracts. The first table shows the average annual total return calculations of the variable investment options. The first table includes the mortality and expense risk charge, administrative charge, sales charge, and surrender charge.

     The second table shows the average annual total returns of the Funds underlying the variable investment options. The second table does not reflect any of the Separate Account or of the Contracts. If these charges were reflected, then the fund average annual total return calculations would be lower than what is currently shown.

     Average Annual Total Return Calculations. Each variable investment option may advertise its average annual total return. We calculate each variable investment option's average annual total return quotation under the following standard method:

     . We take a hypothetical $10,000 investment in each variable investment option on the first day of the period at the maximum offering price ("initial investment").

     . We calculate the ending redeemable value ("redeemable value") of that investment at the end of 1, 3, 5 and 10 year period. If Average Annual Total Return for a variable investment option is not available for a stated period, we may show Average Annual Total Return since variable investment option inception. The redeemable value reflects the effect of the mortality and expense risk charge, the administrative charge, the sales charge and the surrender charge.

     .    We divide the redeemable value by the initial investment.

     . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.

We do not show average annual total return quotations for the variable investment options because the Contracts were first offered in 2003. We will show average annual total return quotations when the data becomes available.

     Fund Performance. Each variable investment option may advertise the performance for the corresponding Fund in which it invests, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Fund in which the variable investment option invest may pre-date the effective date of the variable investment option being offered in the Contract.

     The table below provides the actual historical performance of the corresponding Fund in which each of these variable investment options invests. Unlike the previous table of variable investment option average annual total return calculations, the information in the table below does not reflect the charges and deductions of the Separate Account or of the Contracts. If these charges were reflected, then the fund average annual total return calculations would be lower than what is currently shown.

                        Fund Average Annual Total Returns
  without deduction of any applicable noninsurance or insurance-related charges
                           (through December 31, 2002)

                                                                        Since     Investment
                                                                     Investment     Option
                                                                       Option      Inception
Investment Option   1 year   3 years/1/   5 years/1/   10 years/1/    Inception      Date
-----------------   ------   ----------   ----------   -----------   ----------   ----------

__________
/1/ "N/A" indicates data is not available for the stated period.

     VALIC Company I Money Market Investment Option Yield and Effective Yield Calculations. We calculate the VALIC Company I Money Market Investment Option's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

     . We take the net change in the value of your single premium payment during the period.

     . We divide that net change by the value of your single premium payment at the beginning of the period to obtain the base period return.

     . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

     . We carry the current yield figure to the nearest one-hundredth of one percent.

     We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Option's Portfolio in the calculation. The VALIC Company I Money Market Investment Option's historical yield for the seven day period ended December 31, 2002 was (0.01)%.

     We determine the VALIC Company I Money Market Investment Option's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) raised to the power of (365/7) - 1. The VALIC Company I Money Market Investment Option's historical effective yield for the seven day period ended December 31, 2002 was (0.01)%. Yield and effective yield do not reflect the deduction of any Separate Account or Contract charges.

     The yield and effective yield calculations above do not reflect the Daily charge (mortality and expense risk charge) or any other noninsurance or insurance-related charges and deductions of the Separate Account. If these charges had been reflected, then the yield and effective yield calculations would have been lower than what is currently shown.

                               CONTRACT PROVISIONS

Variable Income Payments

A variable annuity is an annuity whose payments are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable divisions. When you pay your single premium payment, we calculate the number of Annuity Income Units associated with each Income Payment determined by our currently used rate factor and the Annuity Income Unit Values.

Annuity Income Unit Value

The value of an Annuity Income Unit for each division was arbitrarily set initially at $100 for the

Contracts. This was done when the first underlying Fund shares were purchased for the Contracts. The Annuity Income Unit value at the end of any subsequent Valuation Period is determined by multiplying the division's Annuity Income Unit Value for the immediately preceding Valuation Period by the quotient of (a) and
(b) where:

     (a) is the net investment factor (described below) for the Valuation Period for which the Annuity Income Unit value is being determined; and

     (b) is the Assumed Investment Return for such Valuation Period.

The Assumed Investment Return adjusts for the rate of return assumed in determining the first variable Income Payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Assumed Investment Return rate.

Net Investment Factor

The net investment factor is used to determine how investment results of a Fund and Contract fees and charges affect the Annuity Income Unit Value of the division from one Valuation Period to the next. The net investment factor for each division for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a) is equal to:

          (i) the net asset value per share of the underlying Fund held in the division determined at the end of that Valuation Period, plus

          (ii) the per share amount of any dividend or capital gain distribution made by the underlying Fund held in the division if the "ex_dividend" date occurs during that same Valuation Period, plus or minus

          (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the division.

     (b) is equal to:

          (i) the net asset value per share of the underlying Fund held in the division determined as of the end of the prior Valuation Period, plus or minus

          (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     (c) is equal to the mortality and expense risk charge rate and administrative charge rate for the Valuation Period.

The net investment factor may be greater or less than the Assumed Investment Return. Therefore, the Annuity Income Unit Value may increase or decrease from Valuation Period to Valuation Period.

Misstatement of Age or Sex

We will require proof of the age and sex of the Annuitant before making any Income Payment provided for by the Contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If Income Payments have begun, any underpayment that may have been made will be paid in full with the next Income Payments, including interest at the annual rate of 3%. Any overpayments, including interest at the annual rate of 3% will be deducted from future annuity payments until we are repaid in full.

Evidence of Survival

If a Contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

                               MATERIAL CONFLICTS

     We are required to track events to identify any material conflicts from using underlying Funds for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

     .    state insurance law or federal income tax law changes;

     .    investment management of an underlying Fund changes; or

     . voting instructions given by owners of variable life insurance contracts and variable annuity contracts differ.

     If there is a material conflict, we have the duty to determine appropriate action, including removing the underlying Funds involved from investment by our variable investment options. We may take other action to protect Contract owners. This could mean delays or interruptions of the variable operations.

     When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an underlying Fund's adviser or its investment in the Contracts. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to Contract Owners.

     Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable options not credited to Contracts in the same proportion as votes cast by owners.

                              FINANCIAL STATEMENTS

To be provided upon filing of pre-effective amendment.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)  Financial statements.

     Audited consolidated financial statements for American General Life Insurance Company for the year ended December 31, 2002 and for the year ended December 31, 2001, are included in Part B of the registration statement. The statutory basis financial statements of All American Life Insurance Company, The American Franklin Life Insurance Company and The Franklin Life Insurance Company are also included in Part B of the registration statement. (To be filed by Amendment)

(b)  (1)(a)         Certified resolutions regarding organization of Separate
                    Account D of American General Life Insurance Company (the
                    "Separate Account"). (1)

     (1)(b)(i) Letter dated June 27, 2002 from American General Life Companies to the Commissioner of Insurance of the Texas Department of Insurance describing, among other things, that the registrant will be maintained under Texas law, post merger. (9)

     (1)(b)(ii) Section 5, the "Governing Law and Name of Surviving Corporation," of the Agreement and Plan of Merger among All American Life Insurance Company, The American Franklin Life Insurance Company, The Franklin Life Insurance Company and American General Life Insurance Company, dated as of June 24, 2002, including Section 5.2, the "Governing Law Regarding the Maintenance of Separate Accounts." (9)

     (2)            N/A

     (3)(a) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (12)

     (3)(b)         Form of Selling Group Agreement. (9)

     (3)(c) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Contracts" in the Statement of Additional Information that is filed as part of this Registration Statement).

     (4)(a)         Form of Immediate Variable Annuity Contact, Form No. 03017.
                    (Filed herewith)

     (5)(a) Specimen form of single premium immediate annuity application. (To be filed by Amendment.)

     (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991.
                    (4)

     (6)(b) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (6)

     (6)(c) By-laws of American General Life Insurance Company, adopted January 22, 1992. (5)

     (7)            N/A

     (8)(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (11)

     (8)(b)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (10)

     (8)(b)(ii) Form of Amendment Four to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (22)

     (8)(b)(iii) Form of Amendment Six to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (30)

     (8)(b)(iv) Form of Amendment Seven to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (To be filed by Amendment)

     (8)(c)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

     (8)(c)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (14)

     (8)(c)(iii) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (8)

     (8)(c)(iv) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (22)

     (8)(d)(i) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (10)

     (8)(d)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (14)

     (8)(d)(iii) Form of Amendment Two to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (To be filed by Amendment)

     (8)(e)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (10)

     (8)(e)(ii) Form of Amendment Five to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (8)

     (8)(e)(iii) Form of Amendment Six to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (27)

     (8)(e)(iv) Form of Amendment Nine to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (To be filed by Amendment)

     (8)(f)(i) Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP., Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (15)

     (8)(f)(ii) Amendment Number 1 to Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (17)

     (8)(f)(iii) Form of Amendment Seven to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Securities Incorporated. (22)

     (8)(f)(iv) Form of Amendment Eight to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Distributors, Inc.
                    (27)

     (8)(f)(v) Form of Amendment Ten to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Distributors, Inc.
                    (29)

     (8)(f)(vi) Form of Amendment Eleven to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Distributors, Inc. (To be filed by Amendment)

     (8)(g)(i) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (10)

     (8)(g)(ii) Form of Amendment Two to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (To be filed by Amendment)

     (8)(h)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc.
                    (10)

     (8)(h)(ii) Form of Amendment Four to Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc. (22)

     (8)(h)(iii) Form of Amendment Five to Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc. (27)

     (8)(h)(iv) Form of Amendment Seven to Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc. (29)

     (8)(h)(v) Form of Amendment Eight to Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc. (To be filed by Amendment)

     (8)(i)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (15)

     (8)(i)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (14)

     (8)(i)(iii) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (22)

     (8)(i)(iv) Form of Amendment Seven to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (27)

     (8)(i)(v) Form of Amendment Nine to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (29)

     (8)(i)(vi) Form of Amendment Ten to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (To be filed by Amendment)

     (8)(j)(i) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (20)

     (8)(j)(ii) Form of Amendment One to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (32)

     (8)(j)(iii) Form of Amendment Two to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Variable Portfolios, Inc. (To be filed by Amendment)

     (8)(k)(i) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (20)

     (8)(k)(ii) Form of Assignment and Modification Agreement by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (20)

     (8)(l)(i) Form of Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (8)

     (8)(l)(ii) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (27)

     (8)(l)(iii) Form of Amendment No. 3 to Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (To be filed by Amendment)

     (8)(l)(iv) Form of Amendment No. 4 to Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (To be filed by Amendment)

     (8)(m)(i) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (8)

     (8)(m)(ii) Form of Amendment No. 1 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (27)

     (8)(m)(iii) Form of Amendment No. 3 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (To be filed by Amendment)

     (8)(n)(i) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust
                    II. (8)

     (8)(n)(ii) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (31)

     (8)(n)(iii) Form of Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (To be filed by Amendment)

     (8)(n)(iv) Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (To be filed by Amendment)

     (8)(o) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (8)

     (8)(p) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (8)

     (8)(q) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (8)

     (8)(r)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

     (8)(r)(ii) Form of Amendment No. 1 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (27)

     (8)(r)(iii) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (31)

     (8)(r)(iv) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

     (8)(s) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (6)

     (8)(t)(i) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (19)

     (8)(t)(ii) Form of Amendment One to Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (To be filed by Amendment)

     (8)(u) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management, effective December, 2003. (To be filed by Amendment)

     (8)(v)(i) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000 (24)

     (8)(v)(ii) Form of Amendment Two to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000 (To be filed by Amendment)

     (8)(w) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (13)

     (8)(x)(i) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (13)

     (8)(x)(ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of December 1, 1998. (13)

     (8)(y)(i) Form of Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company. (8)

     (8)(y)(ii) Form of Amendment No. 1 to Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company. (27)

     (8)(y)(iii) Form of Amendment No. 2 to Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company. (To be filed by Amendment)

     (8)(z) Form of Administrative Services Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank, effective May 1, 2003. (31)

     (8)(aa) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (20)

     (8)(bb) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (8)

     (8)(cc)(i) Form of Participation Agreement by and among American General Life Insurance Company, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (26)

     (8)(cc)(ii) Form of Amendment to Participation Agreement by and among American General Life Insurance Company, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., effective May 1, 2000. (21)

     (8)(cc)(iii)   Form of Amendment to Participation Agreement by and among
                    American General Life Insurance Company, Franklin Templeton
                    Variable Insurance Products Trust and Franklin Templeton
                    Distributors, Inc., effective November 1, 2001. (25)

     (8)(cc)(iv) Form of Amendment to Participation Agreement by and among American General Life Insurance Company, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., effective May 14, 2002. (28)

     (8)(cc)(v) Form of Amendment to Participation Agreement by and among American General Life Insurance Company, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., effective October 1, 2002. (31)

     (8)(cc)(vi) Form of Amendment to Participation Agreement by and among American General Life Insurance Company, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (To be filed by Amendment)

     (8)(dd)(i) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (18)

     (8)(dd)(ii) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (25)

     (8)(dd)(iii)   Form of Amendment to Administrative Services Agreement by
                    and among American General Life Insurance Company and
                    Franklin Templeton Services, LLC, effective May 1, 2003.
                    (31)

     (8)(dd)(iv) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC. (To be filed by Amendment)

     (8)(ee)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

     (8)(ee)(ii) Form of Amendment No. 1 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (27)

     (8)(ee)(iii)   Form of Amendment No. 3 to Amended and Restated
                    Participation Agreement by and between Variable Insurance
                    Products Fund, Fidelity Distributors Corporation and
                    American General Life Insurance Company. (31)

     (8)(ee)(iv) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

     (8)(ff) Form of Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective October 1, 2002. (31)

     (8)(gg) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (8)

     (8)(hh) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (8)

     (8)(ii) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (8)

     (8)(jj)(i) Form of Participation Agreement by and among American General Life Insurance Company and SunAmerica Series Trust.
                    (23)

     (8)(jj)(ii) Form of Amendment to Participation Agreement by and among American General Life Insurance Company and SunAmerica Series Trust, dated July 2, 2003. (To be filed by Amendment)

     (8)(jj)(iii)   Form of Amendment to Participation Agreement by and among
                    American General Life Insurance Company and SunAmerica
                    Series Trust. (To be filed by Amendment)

     (8)(kk)(i) Form of Administrative Services Agreement by and among American General Life Insurance Company and SunAmerica Asset Management Corp. (23)

     (8)(kk)(ii) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and SunAmerica Asset Management Corp. (To be filed by Amendment)

     (8)(ll)(i) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (31)

     (8)(ll)(ii) Form of Amendment One to Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (To be filed by Amendment)

     (8)(mm) Form of Services Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company. (31)

     (8)(nn)(i) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (24)

     (8)(nn)(ii) Form of Amendment No. 1 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (31)

     (8)(nn)(iii)   Form of Amendment No. 2 to Participation Agreement by and
                    among American General Life Insurance Company, Oppenheimer
                    Variable Account Funds and OppenheimerFunds, Inc. (To be filed by Amendment)

     (8)(oo)(i) Form of Administrative Services Agreement by and among American General Life Insurance Company and
                    OppenheimerFunds, Inc. (24)

     (8)(oo)(ii) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (31)

     (8)(oo)(iii)   Form of Amendment No. 2 to Administrative Services Agreement
                    by and among American General Life Insurance Company and
                    OppenheimerFunds, Inc. (To be filed by Amendment)

     (8)(pp)(i) Form of Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company.
                    (31)

     (8)(pp)(ii) Form of Amendment One to Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

     (9) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (To be filed by Amendment)

     (10)(a) Consent of Independent Auditors, Ernst & Young, LLP. (To be filed by Amendment)

     (10)(b) Consent of Independent Accountants, PricewaterhouseCoopers, LLP. (To be filed by Amendment)

     (11)           Not applicable.

     (12)           Not applicable.

     (13)           Not applicable.

----------
(1) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 002- 49805) of American General Life Insurance Company Separate Account D filed on December 6, 1973.

(2) Incorporated by reference to similarly designated exhibit to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed November 26, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed on March 1, 1999.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033- 43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(5) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(6) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(7) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed on April 18, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(9) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333- 102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 33-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(12) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(13) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(14) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(15) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(16) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(17) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on August 25, 1999.

(18) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(19) Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 12, 2000.

(20) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(21) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on April 10, 2001.

(22) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(23) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(24) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(25) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(26) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on April 26, 2000.

(27) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2001.

(28) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-82982) of American General Life Insurance Company Separate Account VL-R filed on May 13, 2002.

(29) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on January 23, 2003.

(30) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333- 103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(31) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(32) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on October 16, 2000.

Item 25.  Directors and Officers of the Depositor

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Rodney O. Martin, Jr.         Director, Chairman of the Board of Directors,
2929 Allen Parkway            President and Chief Executive Officer
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
M. Bernard Aidinoff           Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David J. Dietz                Director and Chairman - Affluent & Corporate
830 Third Avenue              Markets
New York, NY 10022

David L. Herzog               Director
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II           Director, President - Affluent & Corporate Markets
2929 Allen Parkway            and Chief Executive Officer - Affluent & Corporate
Houston, TX 77019             Markets

Richard J. Miller             Director and Chief Executive Officer - Agency
2929 Allen Parkway            Building
Houston, TX 77019

Nicholas A. O'Kulich          Director
70 Pine Street
New York, NY 10270

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

Gary D. Reddick               Director and Chief Administrative Officer
2929 Allen Parkway
Houston, TX 77019

Martin J. Sullivan            Director
70 Pine Street
New York, NY 10270

Christopher J. Swift          Director, Chief Financial Officer and Executive
2929 Allen Parkway            Vice President
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Thomas L. Booker              President - Structured Settlements/SPIA
2727 Allen Parkway
Houston, TX 77019

Richard A. Hollar             President - AIG Life Brokerage and Chief Executive
750 West Virginia Street      Officer - AIG Life Brokerage
Milwaukee, WI 53204

Lawrence J. O'Brien           President - Agency Building
2727 Allen Parkway
Houston, TX 77019

James A. Galli                Executive Vice President
830 Third Avenue
New York, NY 10022

Paul L. Mistretta             Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

James W. Weakley              Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Thomas J. Alley               Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Erik A. Baden                 Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Wayne A. Barnard              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Rebecca G. Campbell           Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Jeffrey H. Carlson            Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Larry A. Compton              Senior Vice President
One Woodfield Lake
Schaumburg, IL 60173

William F. Guterding          Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.        Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

S. Douglas Israel             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Simon J. Leech                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Kent D. Major                 Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Randy J. Marash               Senior Vice President
3600 Route 66
Neptune, NJ 07754

Mark R. McGuire               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

A. Hasan Qureshi              Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

Dennis H. Roberts             Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Richard C. Schuettner         Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

James P. Sennett              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

James P. Steele               Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Robert E. Steele              Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Alfred M. Thome               Senior Vice President
One Woodfield Lake
Schaumburg, IL 60173

Dan E. Trudan                 Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Frederic R. Yopps             Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Steven E. Zimmerman           Senior Vice President
2727 Allen Parkway
Houston, TX 77019

David R. Armstrong            Vice President
3600 Route 66
Neptune, NJ 07754

Edward F. Bacon               Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski           Vice President
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen             Vice President
2727-A Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Mark E. Bolding               Vice President
2929 Allen Parkway
Houston, TX 77019

James B. Brown                Vice President
2727 Allen Parkway
Houston, TX 77019

Joseph S. Cella               Vice President
70 Pine Street
New York, NY 10270

Phillip L. Chapman            Vice President
3600 Route 66
Neptune, NJ 07754

Robert W. Chesner             Vice President
2929 Allen Parkway
Houston, TX 77019

Valerie A. Childrey           Vice President
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs                Vice President
2727 Allen Parkway
Houston, TX 77019

Robert M. Cicchi              Vice President
2727 Allen Parkway
Houston, TX 77019

Donald L. Davis               Vice President
205 E. 10th Street
Amarillo, TX 79101

Steven A. Dmytrack            Vice President
2929 Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Timothy M. Donovan            Vice President
2727 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi           Vice President
2727-A Allen Parkway
Houston, TX 77019

Frederick J. Garland Jr.      Vice President
2727 Allen Parkway
Houston, TX 77019

Martin E. Goldman             Vice President
2727 Allen Parkway
Houston, TX 77019

Richard L. Gravette           Vice President
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer          Vice President
6363 Forest Park Road
Dallas, TX 75235

Joel H. Hammer                Vice President
1 Chase Manhattan Place
New York, NY 10005

Craig H. Harrel               Vice President
2929 Allen Parkway
Houston, TX 77019

D. Leigh Harrington           Vice President
2727 Allen Parkway
Houston, TX 77019

Neal C. Hasty                 Vice President
6363 Forest Park Road
Dallas, TX 75235

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Keith C. Honig                Vice President
1 SunAmerica Center
Los Angeles, CA 90067

Walter P. Irby                Vice President
2727 Allen Parkway
Houston, TX 77019

Sharla A. Jackson             Vice President
205 E. 10th Street
Amarillo, TX 79101

Stephen C. Kennedy            Vice President
750 West Virginia Street
Milwaukee, WI 53204

Gary J. Kleinman              Vice President
1 Chase Manhattan Place
New York, NY 10005

Frank A. Kophamel             Vice President
3600 Route 66
Neptune, NJ 07754

Michael J. Krugel             Vice President
750 West Virginia Street
Milwaukee, WI 53204

James K. Larson               Vice President
1000 E. Woodfield Road
Schaumburg, IL 60173

Charles L. Levy               Vice President
2727 Allen Parkway
Houston, TX 77019

Linda Lewis                   Vice President
6363 Forest Park Road
Dallas, TX 75235

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Gwendolyn J. Mallett          Vice President
2727 Allen Parkway
Houston, TX 77019

W. Larry Mask                 Vice President
2727 Allen Parkway
Houston, TX 77019

Gordon S. Massie              Vice President
2929 Allen Parkway
Houston, TX 77019

Melvin C. McFall              Vice President
2727 Allen Parkway
Houston, TX 77019

Richard D. McFarland          Vice President
2727 Allen Parkway
Houston, TX 77019

Candace A. Michael            Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio                 Vice President
2727 Allen Parkway
Houston, TX 77019

Sylvia A. Miller              Vice President
#1 Franklin Square
Springfield, IL 62713

Cheryl E. Morton              Vice President
#1 Franklin Square
Springfield, IL 62713

Michael R. Murphy             Vice President
750 West Virginia Street
Milwaukee, WI 53204

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Carl T. Nichols               Vice President
205 E. 10th Street
Amarillo, TX 79101

Deanna D. Osmonson            Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.          Vice President
2929 Allen Parkway
Houston, TX 77019

Lori J. Payne                 Vice President
2727 Allen Parkway
Houston, TX 77019

Kirsten M. Pedersen           Vice President
2929 Allen Parkway
Houston, TX 77019

Cathy A. Percival             Vice President
2727 Allen Parkway
Houston, TX 77019

Terri Robbins                 Vice President
175 Water Street
New York, NY 10038

David M. Robinson             Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben            Vice President
#1 Franklin Square
Springfield, IL 62713

Robert C. Sage                Vice President
2727 Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Kristin Sather                Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott              Vice President
2929 Allen Parkway
Houston, TX 77019

Tom L. Scott                  Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires                Vice President
2929 Allen Parkway
Houston, TX 77019

Joe L. Thompson               Vice President
6363 Forest Park Road
Dallas, TX 75235

Paul Turner                   Vice President
675 Bering Drive, Suite 600
Houston, TX 77057

Richard P. Vegh               Vice President
3600 Route 66
Neptune, NJ 07754

S. Michael Von-Stein          Vice President
1478 County C
St. Germain, WI 54558

Curt Vondrasek                Vice President
1832 Baybrook Ct.
Naperville, IL 60564

Christian D. Weiss            Vice President
#1 Franklin Square
Springfield, IL 62713

     Name and Principal        Positions and Offices with Depositor
      Business Address        American General Life Insurance Company
---------------------------   --------------------------------------------------
Susan J. Wilhite              Vice President
One Woodfield Lake
Schaumburg, IL 60173

Nancy R. Yasso                Vice President
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Item 26. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-03-003570, filed March 31, 2003.

Item 27. Number of Contract Owners

N/A

Item 28. Indemnification

Article VII, section 1, of the Company's By-Laws provides, in part, that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that such person is or was serving at the request of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

Article VII, section 1 (in part), section 2, and section 3, provide that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the Company, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or
(c) of expense incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

Article VII, section 3, provides that, with certain exceptions, any indemnification under Article VII shall be made by the Company only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by the Company or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by the Company.

Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of the Company, or is or was serving at the request of the Company as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account VA-1, American General Life Insurance Company Separate Account VA-2 and American General Life Insurance Company Separate Account A, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL, American General Life Insurance Company Separate Account VUL-2 and American General Life Insurance Company Separate Account VL-R, which offer interests in flexible premium variable life insurance policies.

(a) The following information is provided for each director and officer of the principal underwriter:

     Name and Principal        Positions and Offices with Underwriter
      Business Address        American General Equity Services Corporation
---------------------------   --------------------------------------------------
Rodney O. Martin, Jr.         Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire               Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

Gary D. Reddick               Director
2929 Allen Parkway
Houston, TX 77019

Andrew J. Kalbaugh            President and Chief Executive Officer
2727 Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Underwriter
      Business Address        American General Equity Services Corporation
---------------------------   --------------------------------------------------
Larry E. Blews                Vice President, Chief Compliance Officer and
2727 Allen Parkway            Assistant Secretary
Houston, TX 77019

Robert F. Herbert, Jr.        Vice President
2727-A Allen Parkway
Houston, TX 77019

Kathy L. Keith                Vice President
#1 Franklin Square
Springfield, IL 62713

Lucille S. Martinez           Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Edward F. Andrzejewski        Tax Officer
70 Pine Street
New York, NY 10270

Amy Marie Cinquegrana         Assistant Secretary
70 Pine Street
New York, NY 10270

Steven A. Glover              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones               Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming               Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

     Name and Principal        Positions and Offices with Underwriter
      Business Address        American General Equity Services Corporation
---------------------------   --------------------------------------------------
Barbara J, Moore              Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires                Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                                     Compensation
                                       on Events
                         Net        Occasioning the
                    Underwriting    Deduction of a
Name of Principal   Discounts and   Deferred Sales     Brokerage       Other
  Underwriter        Commissions         Load         Commissions   Compensation
-----------------   -------------   ---------------   -----------   ------------
American General         $0                $0              $0            $0
Equity Services
Corporation

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

Item 31. Management Services

N/A

Item 32. Undertakings

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., James W. Weakley and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 26th day of September, 2003.

                                        AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        SEPARATE ACCOUNT D
                                        (Registrant)


                                    BY: AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        (On behalf of the Registrant and itself)


                                    BY: /s/ ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President, Treasurer and
                                           Controller


[SEAL]


ATTEST: /s/ LAUREN W. JONES
        ------------------------
        Lauren W. Jones
        Assistant Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                   Title                  Date
---------                   -----                  ----


/s/ RODNEY O. MARTIN, JR.   Director,  Chairman,   September 26, 2003
-------------------------   President and Chief
Rodney O. Martin, Jr.       Executive Officer


/s/ DAVID L. HERZOG         Director               September 26, 2003
-------------------
David L. Herzog


/s/ ROYCE G. IMHOFF, II     Director               September 26, 2003
-----------------------
Royce G. Imhoff II


/s/ M. BERNARD AIDINOFF     Director               September 26, 2003
-----------------------
M. Bernard Aidinoff


/s/ DAVID J. DIETZ          Director               September 26, 2003
------------------
David J. Dietz


/s/ NICHOLAS A. O'KULICH    Director               September 26, 2003
------------------------
Nicholas A. O'Kulich


/s/ ERNEST T. PATRIKIS      Director               September 26, 2003
----------------------
Ernest T. Patrikis


/s/ GARY D. REDDICK         Director               September 26, 2003
-------------------
Gary D. Reddick


/s/ MARTIN J. SULLIVAN      Director               September 26, 2003
----------------------
Martin J. Sullivan

Signature                   Title                  Date
---------                   -----                  ----


/s/ RICHARD J. MILLER       Director               September 26, 2003
----------------------
Richard J. Miller


/s/ CHRISTOPHER J. SWIFT    Director and Chief     September 26, 2003
------------------------    Financial Officer
Christopher J. Swift

                                  EXHIBIT INDEX

Item 24. Exhibits

     (4)(a)   Form of Immediate Variable Annuity Contract, Form No. 03017.

                                       E-1